EXHIBIT 99.2

These materials are important and require your immediate attention. They require Convertible Debentureholders of Mogo Inc. to make important decisions. If you are in doubt as to how to make such decisions please contact your financial, legal, tax and/or other professional advisors.

LETTER TO CONVERTIBLE DEBENTUREHOLDERS

AND

NOTICE OF EXTRAORDINARY MEETING OF HOLDERS OF
10% CONVERTIBLE SENIOR SECURED DEBENTURES DUE MAY 31, 2020 OF MOGO INC.
TO BE HELD ON MAY 22, 2020

AND

MANAGEMENT INFORMATION CIRCULAR

THE BOARD OF DIRECTORS OF MOGO INC. UNANIMOUSLY RECOMMENDS THAT THE CONVERTIBLE DEBENTUREHOLDERS VOTE "FOR" THE AMENDMENTS TO THE CONVERTIBLE DEBENTURES

Maintain Seniority

Reduced Conversion Price by 30% to $3.50 per Common Share

Maintain Strong Coupon Now Payable Quarterly

Extended Term to Receive Favorable Coupon and Greater Chance of Convertibility

1% Early Consent Fee

TO VOTE IN FAVOUR OF THE AMENDMENTS TO THE CONVERTIBLE DEBENTURES:

1.	FILL OUT THE YELLOW FORM OF PROXY OR VIF

2.	SUBMIT YOUR COMPLETED PROXY OR VIF BY 1:00 P.M. (VANCOUVER TIME) ON MAY 20, 2020 IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED ON THE PROXY OR VIF.

3.	IF YOU HAVE ANY QUESTIONS, CONTACT OUR CO-FINANCIAL ADVISORS: RAYMOND JAMES: ECM-SYNDICATION@RAYMONDJAMES.CA OR (416) 777-4939 EIGHT CAPITAL: ECM@VIIICAPITAL.COM OR (416) 350-3476

April 17, 2020

LETTER TO CONVERTIBLE DEBENTUREHOLDERS

April 17, 2020

Dear Convertible Debentureholder:

I’d like to take the opportunity on behalf of Mogo Inc. (the “Company” or “Mogo”) to say that we hope our investors, employees, customers, and partners, as well as all Canadians continue to stay safe. While COVID-19 has created uncertainty for global financial markets, we continue to be focused on managing the business while pursuing our growth initiatives. Mogo is confident our planned initiatives will be value-additive to all stakeholders of the Company and understands that a well-financed balance sheet alongside an optimal capital structure are essential for long-term success.

In anticipation of the 10% convertible senior secured subordinated debentures (the “Convertible Debentures”) of the Company coming due on May 31, 2020, the Company is proposing the following amendments to the Convertible Debentures as an alternative to the Company repaying the Convertible Debentures in common shares in the capital of the Company (“Common Shares”) on their scheduled maturity date:

•	extend the maturity date of the Convertible Debentures from May 31, 2020 to May 31, 2022;

•	reduce the conversion price of the principal by 30% from $5.00 to $3.50 per Common Share;

•	establish a minimum price of $1.50 at which Common Shares may be issued to repay the principal amount of the Convertible Debentures at maturity;

•	increase the early conversion trigger from 115% to 125% (such price equaling $4.375 per Common Share based on the proposed amended conversion price) to allow investors greater opportunity to take advantage of a rising share price and thus an extended period to benefit from the coupon payment;

•	amend the provisions relating to payment of interest upon early conversion so as to ensure that payment of interest through the issuance of Common Shares is permitted by and complies with applicable securities regulations and stock exchange policies;

•	increase the frequency of interest payments from semi-annually to quarterly;

•	amend the definition of change of control provision to provide the Company with greater flexibility to pursue or enter into a strategic transaction; and

•	make such other consequential amendments as required to give effect to the foregoing (collectively, the ”Amendments”) as more fully set forth in the accompanying management information circular (the ”Circular”).

The Convertible Debentures are governed by the terms of the convertible debenture indenture dated June 6, 2017 (the “Base Indenture”) between the Company and Computershare Trust Company of Canada (the ”Trustee”), as supplemented by the first supplemental convertible debenture indenture dated June 21, 2019 (the “First Supplemental Indenture” and together with the Base Indenture, the “Indenture”).

The Meeting

An extraordinary meeting (the “Meeting”) of the holders of the Convertible Debentures (the “Convertible Debentureholders”) will be held at the offices of the Company at 401 West Georgia Street, Suite 2100, Vancouver, British Columbia V6B 5A1 on May 22, 2020 at 1:00 pm (Vancouver time). The Meeting has been requested by the Company pursuant to the terms of the Indenture to obtain the approval of the Convertible Debentureholders, by way of an extraordinary resolution (the “Extraordinary Resolution”), to make the Amendments.

In light of the ongoing public health crisis related to the COVID-19 outbreak, and in order to comply with the measures imposed by the federal and provincial governments, the Meeting will be conducted in a hybrid format, allowing participation by way of a live webcast and in-person attendance. The Company is strongly encouraging Convertible Debentureholders and others not to attend the Meeting in person. The Company may take additional precautionary measures in relation to the Meeting in response to further COVID-19 developments and Convertible Debentureholders are asked to visit the Company’s website at investors.mogo.ca for updates prior to the Meeting. For an update regarding the business of the Company, including its current financial position, please see the Company’s audited consolidated financial statements for the quarter and full-year ended December 31, 2019 and related management’s discussion and analysis, along with the Company’s annual information form for the year ended December 31, 2019, which are available on SEDAR at www.sedar.com.

Reasons for and Benefits of the Amendments

The board of directors (the “Board”) has given consideration to a number of factors, both business and financial, and also evaluated other available financial alternatives in determining its recommendation to proceed with the Amendments, and believes that the Amendments would provide a number of benefits to the Debentureholders, including:

•	Maintain Seniority – The extension of the maturity date will enable Convertible Debentureholders to maintain seniority to holders of Common Shares in an unprecedented economic environment.

•	Improved Liquidity – If the Amendments and the Extraordinary Resolution are not approved by Convertible Debentureholders at the Meeting, the Company intends to repay the principal amount and all accrued interest owing under the Convertible Debentures in Common Shares. This substantial Common Share issuance could result in poor liquidity and value impairment for Convertible Debentureholders in a challenging market environment. If the Amendments and the Extraordinary Resolution are approved, the Company believes that the improved terms of the Convertible Debentures will lead to improved trading liquidity and trading value of the Convertible Debentures and Common Shares.

•	Increased Early Conversion Trigger – The increased early conversion trigger price from 115% to 125% ($4.375 per Common Share based on the proposed amended conversion price) will provide Convertible Debentureholders an improved opportunity to participate in the future share price appreciation of the Common Shares, and to benefit from continued interest payments, at the election of the Convertible Debentureholders.

•	Reduces Risk of Dilution –The Company believes that the threat of a dilutive issuance of Common Shares at depressed prices to satisfy the repayment of principal at maturity of the Convertible Debentures has been a cause of negative pressure on the trading price of its Common Shares, which as a consequence has led to negative pressure on the trading price of its Convertible Debentures, and that this negative pressure may be relieved by extending the maturity date to May 31, 2022.

•	Reduced Conversion Price – The reduced conversion price from $5.00 to $3.50 per Common Share will provide Convertible Debentureholders an improved opportunity to participate in the future share price appreciation of the Common Shares, at the election of the Convertible Debentureholders.

•	Extended Term – The extension of the maturity date from May 31, 2020 to May 31, 2022, will afford Convertible Debentureholders a longer period of time during which to receive interest at a favourable rate, while also increasing the value of the call option on the Common Shares of the Company implicit in the Convertible Debenture structure. The allowance of the extension will provide Convertible Debentureholders near term certainty related to the treatment of the principal, but also longer term upside as the equity markets in Canada and globally normalize post the recent volatility of the unprecedented events related to COVID-19.

•	Maintain Strong Coupon, Now Payable Quarterly – In the current low-interest rate environment, the coupon offered is quite compelling for Convertible Debentureholders. In addition, Convertible Debentureholders will benefit from an increase in the frequency of interest payments from semi-annually to quarterly.

•	Consent Fee – Those Convertible Debentureholders that consent to the Extraordinary Resolution on or before 5:00 p.m. (Vancouver time) on May 14, 2020 will earn an increase to their return on investment by receiving cash consideration equivalent to 1% of the principal amount of Convertible Debentures held by such Convertible Debentureholders as at the Record Date, subject to the Extraordinary Resolution being approved at the Meeting.

Additional factors that have been considered by the Board in determining to recommend the approval of the Amendments include:

•	Successful Track Record of Payments – The Company has an unblemished track record of making interest payments on the Convertible Debentures and the repayment of principal when due in respect of previously issued debentures of the Company.

•	Continuity of Financing and Financial Flexibility – The Amendments provide greater stability to the Company’s overall capital structure. The Amendments allow the Company to continue executing on its current business plan without a disruption caused by a new debt issuance or other refinancing.

•	Reduces Risk of Deploying Cash – The Amendments will provide the Company with a cost effective strategy to refinance the Convertible Debentures, thereby avoiding the need to allocate existing cash or raise additional capital to repay the Convertible Debentures in 2020 at a time when such cash could be better applied to the Company’s operating and development activities.

•	Convertible Debentureholder Approval – The Amendments must be approved by not less than 66 ⅔% of the principal amount of the Convertible Debentures held by Convertible Debentureholders present in person or represented by proxy at the Meeting and voted upon the Extraordinary Resolution on a poll.

Financial Advisors

The Company has engaged Raymond James Ltd. and Eight Capital as co-financial advisors in connection with the Amendments. If you have any questions about the amendments, contact Raymond James at ecm-syndication@raymondjames.ca or (416) 777-4939 or Eight Capital at ecm@viiicapital.com or (416) 350-3476.

The Amendments

At the Meeting, Convertible Debentureholders are being asked to consider the Extraordinary Resolution to approve the Amendments, which, if approved by the Convertible Debentureholders, will become effective as of the date that a second supplemental indenture (the “Second Supplemental Indenture”) is entered into among the Company and the Trustee (which the Company anticipates to be on or about May 26, 2020), a draft of which is attached as Appendix B to the Circular.

Other than the Amendments, the terms of the Convertible Debentures will remain unchanged.

To Vote FOR the Amendments

Almost all of the Convertible Debentures are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc.). Accordingly, in order for a beneficial Convertible Debentureholder to vote its Convertible Debentures FOR or AGAINST the Extraordinary Resolution, it must complete and sign the applicable instrument of proxy or other voting instruction form provided by its broker or other intermediary and return such instrument of proxy or other voting instruction form in accordance with the instructions provided therein well in advance of the Meeting. Failure to do so will result in your Convertible Debentures not being voted at the Meeting. To be valid, completed forms of proxy must be received by Computershare Investor Services Inc. at 100 University Ave., 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, or by fax to Computershare Investor Services Inc. at 1-866-249-7775 or 1-416-263-9524, not later than 1:00 pm (Vancouver time) on May 20, 2022 or may be accepted by the Chair of the Meeting prior to the commencement of the Meeting. Registered Convertible Debentureholders may also submit their votes by telephone within North America at 1-866-732-8683 or outside North America at 1-312-588-4290, or online at www.investorvote.com, in each case not later than 1:00 pm (Vancouver time) on May 20, 2022 or as may be accepted by the Chair of the Meeting prior to the commencement of the Meeting.

Approval of the Amendments

For the Amendments to be approved, provided quorum has been met, holders of at least 66 ⅔% of the outstanding principal amount of the Convertible Debentures represented at the Meeting must vote FOR the Extraordinary Resolution approving the Amendments. The full text of the Extraordinary Resolution is set forth in Appendix A to the Circular.

Consent Fee

On or about the effective date of the Amendments, the Company will pay a consent fee (the “Consent Fee”), in cash, equal to 1% of the principal amount of Convertible Debentures held by those Convertible Debentureholders as at the Record Date that delivered and did not withdraw valid proxies voting in favour of the Amendments on or prior to 5:00 p.m. (Vancouver time) on May 14, 2020 (the “Consent Fee Deadline”). Convertible Debentureholders that do not vote in favour of the Amendments by this deadline will not be eligible to receive the Consent Fee, but will be bound by the Amendments if they become effective. No consent fee will be paid if the Amendments are not approved by the Convertible Debentureholders at the Meeting or if the other conditions to such payment, as described in the Circular, are not satisfied.

Recommendation of the Board

Following an extensive review and analysis of the Amendments and consideration of other available alternatives and other relevant factors considered by the Board, the Board has unanimously determined that the Amendments are in the best interests of the Company and recommends that Convertible Debentureholders vote FOR the Extraordinary Resolution.

Circular

The accompanying Circular provides a detailed description of the Amendments. Please give this material your careful consideration. If you require assistance, you should consult your financial, legal, tax or other professional advisors.

Your vote is important. Please take the time to vote your Convertible Debentures in accordance with the instructions contained in the accompanying information circular and on the form of proxy or voting instruction form provided to you.

Yours very truly,

/s/ David Feller

David Feller
Chair, Founder and Chief Executive Officer
Mogo Inc.

MOGO INC.

NOTICE OF EXTRAORDINARY MEETING OF CONVERTIBLE DEBENTUREHOLDERS

NOTICE IS HEREBY GIVEN that an extraordinary meeting (the “Meeting”) of the holders (the ”Convertible Debentureholders”) of 10% convertible senior secured subordinated debentures of Mogo Inc. (the ”Company”) due May 31, 2020 (the “Convertible Debentures”) will be held at the offices of the Company at 401 West Georgia Street, Suite 2100, Vancouver, British Columbia V6B 5A1 on May 22, 2020 at 1:00 pm (Vancouver time) for the following purposes:

1.	for Convertible Debentureholders to consider, and if deemed advisable, to pass, with or without variation, an extraordinary resolution (the “Extraordinary Resolution”), the full text of which is set forth in Appendix A to the accompanying management information circular of the Company (the ”Circular”), to approve certain amendments to the convertible debenture indenture dated June 6, 2017 (the “Base Indenture”) between the Company and Computershare Trust Company of Canada (the ”Trustee”), as supplemented by the first supplemental convertible debenture indenture dated June 21, 2019 (the “First Supplemental Indenture” and together with the Base Indenture, the “Indenture”), governing the Convertible Debentures to:

a)	extend the maturity date of the Convertible Debentures from May 31, 2020 to May 31, 2022;

b)	reduce the conversion price of the principal by 30% from $5.00 to $3.50 per common share of the Company (each, a ”Common Share”);

c)	establish a minimum price of $1.50 at which Common Shares may be issued to repay the principal amount of the Convertible Debentures at maturity;

d)	increase the early conversion trigger from 115% to 125% (such price equaling $4.375 per Common Share based on the proposed amended conversion price) to allow investors greater opportunity to take advantage of a rising share price and thus an extended period to benefit from the coupon payment;

e)	amend the provisions relating to payment of interest upon early conversion so as to ensure that payment of interest through the issuance of Common Shares is permitted by and complies with applicable securities regulations and stock exchange policies;

f)	increase the frequency of interest payments from semi-annually to quarterly;

g)	amend the definition of change of control to provide the Company with greater flexibility to pursue or enter into a strategic transaction; and

h)	make such other consequential amendments as required to give effect to the foregoing (collectively, the “Amendments”) as more fully set forth in the accompanying Circular; and

2.	to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

In light of the ongoing public health crisis related to the COVID-19 outbreak, and in order to comply with the measures imposed by the federal and provincial governments, the Meeting will be conducted in a hybrid format, allowing participation by way of a live webcast and in-person attendance. The Company is strongly encouraging Convertible Debentureholders and others not to attend the Meeting in person. In light of COVID-19, Convertible Debentureholders are urged to vote on the matters in advance of the Meeting by proxy and to participate in the Meeting by way of the live webcast that will be available on the Company’s website at investors.mogo.ca. The ability of Convertible Debentureholders to attend the Meeting in person is also subject to any governmental orders applicable at the time of the Meeting which might prevent or restrict Convertible Debentureholders from attending in person. The Company may take additional precautionary measures in relation to the Meeting in response to further COVID-19 developments and Convertible Debentureholders are asked to visit the Company’s website at investors.mogo.ca for updates prior to the Meeting.

The board of directors of the Company (the “Board”) has set the close of business on April 13, 2020 as the record date for determining Convertible Debentureholders who are entitled to receive notice of the Meeting (the ”Record Date”). Only Convertible Debentureholders whose names have been entered in the register of holders of Convertible Debentures on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting. The quorum requirements of the Indenture will be satisfied by the presence in person or by proxy of Convertible Debentureholders representing at least 25% of the aggregate principal amount of Convertible Debentures outstanding.

Almost all of the Convertible Debentures are held in electronic form with CDS Clearing and Depository Services Inc. (“CDS”) or its nominee pursuant to the book-based system administered by CDS. Accordingly, in order for a beneficial holder of Convertible Debentures to have its Convertible Debentures voted at the Meeting, it must complete and sign the applicable instrument of proxy or other voting instruction form provided by its investment dealer, broker, other nominee or intermediary and return such instrument of proxy or other voting instruction form in accordance with the instructions provided therein well in advance of the Meeting. Failure to do so will result in your Convertible Debentures not being voted at the Meeting. To be valid, completed forms of proxy must be received by Computershare Investor Services Inc. at 100 University Ave., 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, or by fax to Computershare Investor Services Inc. at 1-866-249-7775 or 1-416-263-9524, not later than 1:00 pm (Vancouver time) on May 20, 2022 or may be accepted by the Chair of the Meeting prior to the commencement of the Meeting. Registered Convertible Debentureholders may also submit their votes by telephone within North America at 1-866-732-8683 or outside North America at 1-312-588-4290, or online at www.investorvote.com, in each case not later than 1:00 pm (Vancouver time) on May 20, 2022 or as may be accepted by the Chair of the Meeting prior to the commencement of the Meeting.

DATED at Vancouver, British Columbia this 17th day of April, 2020.

BY ORDER OF THE BOARD

/s/ David Feller

David Feller
Chair

TABLE OF CONTENTS

GLOSSARY OF TERMS	2
MANAGEMENT INFORMATION CIRCULAR	4
The Amendments	6
The Amendments	6
Reasons for and Anticipated Benefits of the Amendments	7
Consent Fee	8
Recommendation of the Board	9
Debentureholder Approval	9
Certain Consequences if the Amendments are not approved by Convertible Debentureholders	10
Other Required Approvals	10
Effective Date of the Amendments	10
Interests of Certain Persons in the Amendments	10
Stock Exchange Listing	11
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR CONVERTIBLE DEBENTUREHOLDERS	12
Holders Resident in Canada	13
Holders Not Resident in Canada	14
Other Tax Considerations	14
RISKS RELATED TO THE AMENDMENTS	15
Market for Debentures	15
Repayment of the Convertible Debentures	15
Redemption Prior to Maturity	15
Debentureholder Vote	16
INFORMATION CONCERNING THE MEETING	16
Purpose of the Meeting	16
Date, Time and Place of Meeting	16
Solicitation of Proxies	16
Information for U.S. Convertible Debentureholders	17
Voting Rights and Appointment of Proxies	17
Revocation of Proxies	17
Voting of Proxies	17
Advice to Beneficial Convertible Debentureholders	17
Voting Securities and Principal Holders Thereof	18
Quorum	18
Other Business	18
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	19
POTENTIAL CANCELLATION OF MEETING	19
Written Consent in Lieu of a Meeting	19
DEBENTUREHOLDER RIGHTS	19
TRUSTEE	19
ADDITIONAL INFORMATION	19
DIRECTORS’ APPROVAL	20

1

GLOSSARY OF TERMS

Unless otherwise defined herein, when used in this Circular the following terms have the meanings set forth below. Terms and abbreviations used in the Appendices to this Circular are defined separately therein.

“Amendments” means the amendments to the Convertible Debentures to be approved at the Meeting, all as more particularly described in this Circular;

“Base Indenture” means the convertible debenture indenture dated June 6, 2017 between the Company (as assumed from Mogo Finance Technology Inc. by way of the First Supplemental Indenture) and the Trustee, providing for the issuance of one or more series of convertible debentures therein or by way of one or more supplemental indentures thereto;

“BCBCA” means the Business Corporations Act (British Columbia), as amended from time to time, including the regulations promulgated thereunder;

“Beneficial Convertible Debentureholders” means Convertible Debentureholders who otherwise do not hold their Convertible Debentures in their own name;

“Board” means the board of directors of Mogo, as it may be comprised from time to time;

“Business Day” means any day which is not a Saturday or Sunday or a statutory holiday in Vancouver, British Columbia or any other day on which business of the Trustee and/or Canadian chartered banks are generally closed;

“CDS” means CDS Clearing and Depository Services Inc.;

“CDS Participant” means a broker, dealer, bank, other financial institution or other person for whom, from time to time, CDS effects book-entry for a Convertible Debenture deposited with CDS;

“Circular” means this management information circular of Mogo, together with all appendices hereto to be mailed or otherwise distributed by Mogo to the Convertible Debentureholders;

“Common Share” means a common share in the capital of the Company;

“Convertible Debentureholders” means the holders of Convertible Debentures;

“Convertible Debentures” means the 10% convertible senior secured subordinated debentures of the Company due May 31, 2020;

“Extraordinary Resolution” means the extraordinary resolution in respect of the Amendments to be considered and voted upon by the Convertible Debentureholders at the Meeting, the form of which is attached as Appendix A to this Circular;

“Financial Advisors” means Raymond James Ltd. and Eight Capital;

2

“First Supplemental Indenture” means the first supplemental convertible debenture indenture dated June 21, 2019 providing for the assumption of the obligations of Mogo Finance Technology Inc. under the Convertible Debentures and the Base Indenture by the Company;

“Indenture” means the Base Indenture, as supplemented by the First Supplemental Indenture;

“Mogo” or the “Company” means Mogo Inc., a corporation existing under the BCBCA;

“Meeting” means the extraordinary meeting of Convertible Debentureholders to be held on May 22, 2020 to consider the Extraordinary Resolution and related matters, and any adjournment(s) or postponement(s) thereof;

“Record Date” means the record date for the Meeting, being April 13, 2020;

“Second Supplemental Indenture” means the second supplemental indenture to be entered into among Mogo and the Trustee, in substantially the form attached as Appendix B to this Circular;

“Tax Act” means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder;

“Trustee” means Computershare Trust Company of Canada, in its capacity as trustee under the Indenture;

“TSX” means the Toronto Stock Exchange; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

3

MANAGEMENT INFORMATION CIRCULAR

General

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Mogo for use at the Meeting. Other than as set forth herein, no person has been authorized to give any information or make any representation in connection with the Amendments or any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

In light of the ongoing public health crisis related to the COVID-19 outbreak, and in order to comply with the measures imposed by the federal and provincial governments, the Meeting will be conducted in a hybrid format, allowing participation by way of a live webcast and in-person attendance. The Company is strongly encouraging Convertible Debentureholders and others not to attend the Meeting in person. In light of COVID-19, Convertible Debentureholders are urged to vote on the matters in advance of the Meeting by proxy and to participate in the Meeting by way of the live webcast that will be available on the Company’s website at investors.mogo.ca. The ability of Convertible Debentureholders to attend the Meeting in person is also subject to any governmental orders applicable at the time of the Meeting which might prevent or restrict Convertible Debentureholders from attending in person. The Company may take additional precautionary measures in relation to the Meeting in response to further COVID-19 developments and Convertible Debentureholders are asked to visit the Company’s website at investors.mogo.ca for updates prior to the Meeting.

Except as otherwise stated, the information contained in this Circular is given as of April 17, 2020.

The form of proxy forwarded to Convertible Debentureholders with the Notice of Meeting confers discretionary authority upon the proxy nominees with respect to amendments or variations of matters identified in the Notice of Meeting or other matters which may properly come before the Meeting.

This Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, Convertible Debentures in connection with the Amendments, or the solicitation of a proxy, in any jurisdiction, to or from any person to whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. The delivery of this Circular does not under any circumstances imply or represent that there has been no change in the information set forth herein since the date of this Circular.

Convertible Debentureholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors in considering the relevant legal, tax, financial or other matters contained in this Circular.

Forward-Looking Information

This Circular may contain “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended (collectively referred to herein as “forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “may”, “project”, “should” and variations of such words and similar expressions are intended to identify forward-looking statements. Specifically, and without limiting the generality of the foregoing, all statements included in this Circular that address activities, events or developments that Mogo expects or anticipates will or may occur in the future, including, but not limited to, statements with respect to the Amendments; timing of completion of the Amendments; satisfaction of the conditions to the Amendments becoming effective; the anticipated benefits of the Amendments; the treatment of Convertible Debentureholders under tax laws; and the Company’s future plans and expectations relating to its business, may constitute forward-looking statements and necessarily involve known and unknown risks and uncertainties, most of which are beyond the Company’s control. These risks may cause actual financial and operating results, performance, levels of activity and achievements to differ materially from those expressed in, or implied by, such forward-looking statements.

4

Although Mogo believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Such risks and uncertainties include, but are not limited to, the risk that the Amendments may not be effected when planned, or at all. See “Risks Related to the Amendments”.

Although the forward-looking statements contained in this Circular are based upon assumptions which management of Mogo believes to be reasonable, Mogo cannot assure Convertible Debentureholders that actual results will be consistent with these forward-looking statements.

Management of Mogo has included the above summary of assumptions and risks related to forward-looking statements provided in this Circular in order to provide Convertible Debentureholders with a more complete perspective in respect of the Amendments and such information may not be appropriate for other purposes. The Company’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Mogo will derive therefrom. See “Risks Related to the Amendments”.

Mogo gives no assurance, nor makes any representations or warranties, that the expectations conveyed by the forward-looking statements will prove to be correct and actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements in this Circular. All of the forward-looking statements made in this Circular are qualified by these cautionary statements. Mogo undertakes no obligation to publicly update or revise any forward-looking statements to reflect new information, subsequent events or otherwise, unless so required by applicable securities laws.

Notice to Convertible Debentureholders in the United States

The Convertible Debentures have not been and will not be registered under the U.S. Securities Act and no solicitation is being made in the United States.

You should be aware that the Amendments may have tax consequences both in the United States and in Canada. Tax considerations applicable to Convertible Debentureholders subject to United States federal taxation have not been included in this Circular, and such Convertible Debentureholders should consult their own tax advisors to determine the particular consequences to them of participating in the solicitation being made hereunder. For a summary of the applicable tax considerations under Canadian law, see “Certain Canadian Federal Tax Considerations for Convertible Debentureholders”.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), ANY UNITED STATES FEDERAL OR STATE SECURITIES ADMINISTRATOR, OR ANY SECURITIES REGULATORY AUTHORITY IN CANADA, NOR HAS THE SEC, ANY UNITED STATES FEDERAL OR STATE SECURITIES ADMINISTRATOR, OR ANY SECURITIES REGULATORY AUTHORITY IN CANADA PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

5

The Amendments

Background to the Amendments

Management and the Board regularly review and evaluate the Company’s capital structure and strategic alternatives relating to the Convertible Debentures with a view to enhancing securityholder value. Prior to the outbreak of the COVID-19 pandemic which has caused unprecedented turmoil and volatility in the stock market and resulted in a dramatic decrease in the price of the Common Shares, management was considering retiring the Convertible Debentures at maturity on May 31, 2020 through the issuance of Common Shares. In April 2020, the Company engaged the Financial Advisors as co-financial advisors to assist in considering and evaluating strategic alternatives relating to the Convertible Debentures to specifically address the upcoming maturity of the Convertible Debentures, including retiring the Convertible Debentures with Common Shares under the existing terms of the Convertible Debentures, refinancing the Convertible Debentures with another financing vehicle, or amending the terms of the Convertible Debentures to, among other things, extend the maturity date.

The Board sought the advice of the Financial Advisors on structuring an amendment of the Convertible Debentures and extension of the maturity date in the context of current market conditions and the COVID-19 global pandemic, as a result of which the proposed Amendments were developed. Throughout the first two weeks of April 2020, the Board, management and the Financial Advisors reviewed, considered and evaluated the terms of the proposed Amendments and related matters. The Board also reviewed and considered, together with the Financial Advisors, among other things: (i) the Company’s obligations under the Indenture and the related subordination agreement; (ii) information concerning the business, operations, property, assets, financial conditions, operating results and prospects of the Company; (iii) historical information regarding the trading price and volumes of the Common Shares and the Convertible Debentures; (iv) current and prospective industry, economic and market conditions, including the impact of COVID-19 and the Company’s prospects going forward; (v) the financial position of the Company and its ability to fund its ongoing operations; (vi) the risks associated with the Company continuing to pursue its current business strategy and the risks associated with completion and non-completion of the proposed Amendments; (vii) the specific terms of the proposed Amendments; and (viii) alternatives potentially available to the Company.

On April 17, 2020, following further deliberations, based in part again on the advice and analysis provided by the Financial Advisors and the advice of the Company’s outside legal counsel, the Board unanimously: (i) determined that the Amendments are in the best interests of the Company; (ii) approved the Amendments; and (iii) resolved to recommend that Convertible Debentureholders vote in favour of the Extraordinary Resolution.

The Amendments

At the Meeting, Convertible Debentureholders will be asked to pass an extraordinary resolution approving certain amendments to the Indenture to:

a)	extend the maturity date of the Convertible Debentures from May 31, 2020 to May 31, 2022;

b)	reduce the conversion price of the principal by 30% from $5.00 to $3.50 per Common Share;

c)	establish a minimum price of $1.50 at which Common Shares may be issued to repay the principal amount of the Convertible Debentures at maturity;

d)

increase the early conversion trigger from 115% to 125% (such price equaling $4.375 per Common Share based on the proposed amended conversion price) to allow investors greater opportunity to take advantage of a rising share price and thus an extended period to benefit from the coupon payment;

e)

amend the provisions relating to payment of interest upon early conversion so as to ensure that payment of interest through the issuance of Common Shares is permitted by and complies with applicable securities regulations and stock exchange policies;

f)	increase the frequency of interest payments from semi-annually to quarterly;

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g)	amend the definition of change of control to provide the Company with greater flexibility to pursue or enter into a strategic transaction; and

h)	make such other consequential amendments as required to give effect to the foregoing.

The full text of the Extraordinary Resolution to be considered, and if thought appropriate, passed by Convertible Debentureholders, and the Second Supplemental Indenture (in draft form) that will be entered into by Mogo and the Trustee to evidence the Amendments if the Extraordinary Resolution is passed by the Convertible Debentureholders at the Meeting are set forth in Appendix A and Appendix B to this Circular, respectively. If the Extraordinary Resolution is approved by the Convertible Debentureholders and all required regulatory approvals are obtained, the effective date of the Amendments will be the date that the Company enters into the Second Supplemental Indenture.

Convertible Debentureholders are encouraged to read the full text of the Extraordinary Resolution and the Second Supplemental Indenture in their entirety.

Reasons for and Anticipated Benefits of the Amendments

In reaching its determination, approval and recommendation in respect of the Amendments, the Board considered many factors, both business and financial, including the terms and conditions of the Amendments, various strategic factors and potential advantages and disadvantages of the Amendments and also evaluated other available financial alternatives. Without limiting the generality of the foregoing, the benefits, risks and other factors considered by the Board included the following:

•	Maintain Seniority – The extension of the maturity date will enable Convertible Debentureholders to maintain seniority to holders of Common Shares in an unprecedented economic environment.

•	Improved Liquidity – If the Amendments and the Extraordinary Resolution are not approved by Convertible Debentureholders at the Meeting, the Company intends to repay the principal amount and all accrued interest owing under the Convertible Debentures in Common Shares. For more information, see “Certain Consequences if the Amendments are not approved by Convertible Debentureholders”. This substantial Common Share issuance could result in poor liquidity and value impairment for Convertible Debentureholders in a challenging market environment. If the Amendments and the Extraordinary Resolution are approved, the Company believes that the improved terms of the Convertible Debentures will lead to improved trading liquidity and trading value of the Convertible Debentures and Common Shares.

•	Increased Early Conversion Trigger – The increased early conversion trigger price from 115% to 125% ($4.375 per Common Share based on the proposed amended conversion price) will provide Convertible Debentureholders an improved opportunity to participate in the future share price appreciation of the Common Shares, and to benefit from continued interest payments, at the election of the Convertible Debentureholders.

•	Reduces Risk of Dilution – The Company believes that the threat of a dilutive issuance of Common Shares at depressed prices to satisfy the repayment of principal at maturity of the Convertible Debentures has been a cause of negative pressure on the trading price of its Common Shares, which as a consequence has led to negative pressure on the trading price of its Convertible Debentures, and that this negative pressure may be relieved by extending the maturity date to May 31, 2022.

•	Reduced Conversion Price – The reduced conversion price for the principal amounts owing under the Convertible Debentures from $5.00 to $3.50 per Common Share will provide Convertible Debentureholders an improved opportunity to participate in the future share price appreciation of the Common Shares, at the election of the Convertible Debentureholders.

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•	Extended Term – The extension of the maturity date from May 31, 2020 to May 31, 2022, will afford Convertible Debentureholders a longer period of time during which to receive interest at a favourable rate, while also increasing the value of the call option on the Common Shares of the Company implicit in the Convertible Debenture structure. The allowance of the extension will provide Convertible Debentureholders near term certainty related to the treatment of the principal, but also longer term upside as the equity markets in Canada and globally normalize post the recent volatility of the unprecedented events related to COVID-19.

•	Maintain Strong Coupon, Now Payable Quarterly - In the current low-interest rate environment, the coupon offered is quite compelling for Convertible Debentureholders. In addition, Convertible Debentureholders will benefit from an increase in the frequency of interest payments from semi-annually to quarterly.

•	Consent Fee – Those Convertible Debentureholders that consent to the Extraordinary Resolution on or before 5:00 p.m. (Vancouver time) on May 14, 2020 will earn an increase to their return on investment by receiving cash consideration equivalent to 1% of the principal amount of Convertible Debentures held by such Convertible Debentureholders as at the Record Date, subject to the Extraordinary Resolution being approved at the Meeting.

•	Successful Track Record of Payments – The Company has an unblemished track record of making interest payments on the Convertible Debentures and the repayment of principal when due in respect of previously issued debentures of the Company.

•	Continuity of Financing and Financial Flexibility – The Amendments provide greater stability to the Company’s overall capital structure. The Amendments allow the Company to continue executing on its current business plan without a disruption caused by a new debt issuance or other refinancing.

•	Reduces Risk of Deploying Cash – The Amendments will provide the Company with a cost effective strategy to refinance the Convertible Debentures, thereby avoiding the need to allocate existing cash or raise additional capital to repay the Convertible Debentures in 2020 at a time when such cash could be better applied to the Company’s operating and development activities.

•	Convertible Debentureholder Approval – The Amendments must be approved by not less than 66 ⅔% of the principal amount of the Convertible Debentures held by Convertible Debentureholders present in person or represented by proxy at the Meeting and voted upon the Extraordinary Resolution on a poll.

The foregoing summary of the information and factors considered by the Board is not intended to be exhaustive of the factors considered by it in reaching its conclusion and making its recommendation. In their evaluation of the Amendments, individual members of the Board evaluated the various factors summarized above in light of their own knowledge of the business, financial condition and prospects of the Company, and based upon the advice of the Company’s financial and legal advisors. In view of the numerous factors considered in connection with its evaluation of the Amendments, the Board did not find it practicable to, and did not quantify or otherwise attempt to assign relative weight to specific factors in reaching its conclusion and recommendation. In addition, individual members of the Board may have given different weights to different factors. The conclusion and recommendation of the Board was made after considering all of the relevant and material information and factors involved.

Consent Fee

On or about the effective date of the Amendments, the Company will pay a consent fee (the “Consent Fee”), in cash, equal to 1% of the principal amount of Convertible Debentures held by those Convertible Debentureholders as at the Record Date that delivered and did not withdraw valid proxies voting in favour of the Amendments on or prior to 5:00 p.m. (Vancouver time) on May 14, 2020 (the “Consent Fee Deadline”). Convertible Debentureholders that do not vote in favour of the Amendments by this deadline will not be eligible to receive the Consent Fee, but will be bound by the Amendments if they become effective.

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Payment of the Consent Fee will be conditional upon, among other things, the Amendments being validly approved by Convertible Debentureholders, receipt of all required regulatory approvals and satisfaction of the other conditions precedent described in this Circular. Assuming all Convertible Debentureholders vote in favour of the Amendments prior to the Consent Fee Deadline, the aggregate amount of the Consent Fee payable by the Company will be $126,210.

The obligation of the Company to pay any Consent Fee is subject to the following conditions:

a)	the prior approval of the Amendments by the TSX;

b)	subject to quorum of Convertible Debentureholders being present at the Meeting and the Meeting being duly called and constituted, Convertible Debentureholders holding not less than 66 ⅔% of the principal amount of the Convertible Debentures present or represented by proxy at the Meeting voting in favour of the Amendments;

c)	the Second Supplemental Indenture becoming effective and binding on the Company; and

d)	the absence of any law, regulation or stock exchange rule that would, and the absence of any pending or threatened injunction or other proceeding that (if adversely determined) would, make unlawful or invalid or enjoin the implementation of the Amendments or the entering into of the Second Supplemental Indenture, or the payment of the Consent Fee, or that would question the legality or validity of any of the foregoing, (collectively, the “Payment Conditions”).

The Payment Conditions are for the benefit of the Company, and such conditions may be asserted by the Company, regardless of the circumstances giving rise to such Payment Conditions, and, provided the TSX has approved the Amendments, the Company may waive any of the other Payment Conditions, in whole or in part. Any determination by the Company described in this paragraph shall be final and binding upon all persons.

Notwithstanding anything to the contrary herein, in the case of any Debentures that are registered in the name of a clearing agency of which an intermediary is a participant, the Company may satisfy its obligation to pay to any Convertible Debentureholder a Consent Fee by paying such Consent Fee directly to the relevant intermediary, for the benefit of the beneficial owners of such Convertible Debentures.

Recommendation of the Board

Following an extensive review and analysis of the Amendments and consideration of other available alternatives and other relevant factors considered by the Board, the Board has unanimously determined that the Amendments are in the best interests of the Company and recommends that Convertible Debentureholders vote FOR the Extraordinary Resolution.

Debentureholder Approval

At the Meeting, Convertible Debentureholders will be asked to approve the Extraordinary Resolution. The full text of the Extraordinary Resolution is set forth in Appendix A to this Circular and must be approved by not less than 66 ⅔% of the principal amount of the Convertible Debentures held by the Convertible Debentureholders present in person or represented by proxy at the Meeting and voted upon the Extraordinary Resolution on a poll. The quorum requirements of the Indenture will be satisfied by the presence in person or by proxy of Convertible Debentureholders representing at least 25% of the aggregate principal amount of Convertible Debentures outstanding.

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Certain Consequences if the Amendments are not approved by Convertible Debentureholders

If the Amendments are not approved by the Convertible Debentureholders at the Meeting, or any adjournment thereof, and the maturity date of the Convertible Debentures is therefore not extended to May 31, 2022 from May 31, 2020, the Company intends to repay the principal amount and all accrued interest owing under all of the Convertible Debentures through the issuance of Common Shares on May 31, 2020, as permitted by the Indenture. The number of Common Shares to be issued will be determined by dividing the aggregate principal amount of the outstanding Convertible Debentures which have matured together with accrued and unpaid interest by the Maturity Date VWAP (as defined in the Base Indenture), being the volume weighted average trading price of the Common Shares, calculated by dividing the total value by the total volume of Common Shares traded on the TSX for the 20 trading days ending on May 26, 2020, being the fifth day prior to the maturity date. This would result in dilution of the existing shareholders’ interest in the Company and may have a negative impact on the Company’s future discussions with respect to alternative sources of capital.

Other Required Approvals

The Convertible Debentures are listed and posted for trading on the TSX under the symbol “MOGO.DB”. In addition to the approval of the Convertible Debentureholders, it is a condition precedent to the implementation of the Amendments that the approval of the TSX be obtained.

Effective Date of the Amendments

The Amendments will become effective on the date the Company and the Trustee enter into the Second Supplemental Indenture. Although the Company anticipates entering into the Second Supplemental Indenture on or about May 26, 2020, it is not possible to state with certainty when the effective date of the Amendments will occur. The effective date of the Amendments could be delayed for a number of reasons.

Although the Company intends to enter into the Second Supplemental Indenture as soon as possible following approval of the Extraordinary Resolution, the Board has retained the discretion, without further notice to or approval of the Convertible Debentureholders, to revoke the Extraordinary Resolution at any time prior to the Company entering into the Second Supplemental Indenture.

Interests of Certain Persons in the Amendments

As at the date of this Circular, none of the directors or executive officers of Mogo own any Convertible Debentures, other than the following:

Director or Executive Officer	Principal Held ($)	% of Total Outstanding Principal Amount
Gregory Feller President, CFO & Director	$40,000	0.317%
Minhas Mohamed Director	$22,000	0.174%
Kees Van Winters Director	$66,000	0.523%
Michael Wekerle Director	$86,000	0.681%

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Each of the foregoing directors and executive officers are considered “related parties” to the Company for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), and accordingly, the Amendments are considered “related party transactions” within the meaning of MI 61-101. The Company is relying on exemptions from the formal valuation and minority shareholder approval requirements in Sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of the Amendments as neither the fair market value of the Debentureholders held by interested parties (as such term is defined in MI 61-101) nor any consideration for the transaction insofar as it involves interested parties exceeds twenty-five percent of the market capitalization of the Company.

Stock Exchange Listing

The Common Shares and the Convertible Debentures are listed and posted for trading on the TSX under the trading symbols “MOGO” and “MOGO.DB”, respectively. The Common Shares are also listed and posted for trading on the NASDAQ under the trading symbol “MOGO”. The Convertible Debentures commenced trading on the TSX on June 6, 2017. It is expected that the Convertible Debentures will continue to be listed on the TSX following the Amendments.

The closing price of the Convertible Debentures on April 16, 2020, the last full trading day on the TSX before the date of this Circular, was $65.00 for each $100 principal amount of Convertible Debentures.

The closing price of the Common Shares on April 16, 2020 the last full trading day before the date of this Circular, was $1.32 on the TSX and $0.926 on the NASDAQ.

The following table sets forth the high and low trading prices and the aggregate volume of trading of the Convertible Debentures (per $100 principal amount of Convertible Debentures) on the TSX for the periods indicated.

Period	High ($)	Low ($)	Volume
2019
May	105.00	95.00	1,059,000
June	100.00	93.00	398,400
July	98.00	94.25	180,000
August	96.00	94.30	151,000
September	98.00	92.00	461,000
October	104.50	95.01	366,000
November	96.00	93.00	69,000
December	97.00	93.00	156,000
2020
January	95.50	93.00	104,000
February	93.00	86.00	40,000
March	80.00	53.00	690,000
April 1-16	65.01	55.00	120,000

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The following table sets forth the high and low trading prices and the aggregate volume of trading of the Common Shares on the TSX for the periods indicated.

Period	High ($)	Low ($)	Volume
2019
May	5.23	4.09	1,879,354
June	5.17	4.31	1,037,616
July	4.40	3.58	660,500
August	4.20	3.15	798,328
September	4.75	3.71	1,112,548
October	4.90	3.84	799,755
November	4.02	3.42	381,545
December	3.85	3.16	555,846
2020
January	3.80	3.29	448,517
February	3.64	2.69	463,819
March	3.07	0.79	1,840,147
April 1-16	1.55	1.16	627,477

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR CONVERTIBLE DEBENTUREHOLDERS

The following summary describes the principal Canadian federal income tax considerations arising from and relating to the Amendments generally applicable to a Convertible Debentureholder who, for purposes of the Tax Act, and at all relevant times, deals at arm’s length with and is not affiliated with the Company, and holds Convertible Debentures as capital property (a “Holder”). Convertible Debentures will generally be considered to be capital property to a Holder unless the Holder holds such Convertible Debentures in the course of carrying on a business or the Holder acquired such Convertible Debentures in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to: (a) a Holder that is a “financial institution” (for the purposes of the “mark-to- market” rules) or a “specified financial institution”, each as defined in the Tax Act; (b) a Holder an interest in which would be a “tax shelter investment” within the meaning of the Tax Act; (c) a Holder whose “functional currency” for the purposes of the Tax Act is the currency of a country other than Canada; or (d) a Holder that has entered into or will enter into a “derivative forward agreement” with respect to the Convertible Debentures within the meaning of the Tax Act. Such Holders should consult their own tax advisors.

This summary is based upon the current provisions of the Tax Act and the published administrative practices of the Canada Revenue Agency (“CRA”). This summary also takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all Tax Proposals will be enacted in the form proposed however, no assurance can be given that the Tax Proposals will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

It is not certain whether the Amendments would result in a disposition of the Convertible Debentures for Canadian tax purposes. Canadian jurisprudence has held that the amendment of fundamental terms of a debt instrument can result in the creation of a new debt obligation in some circumstances, and for certain purposes. Thus, there can be no assurance that the CRA would not treat the Amendments as a disposition of the Convertible Debentures, or that a Canadian court would agree with the CRA’s position, in the event that a court action is pursued in respect of any such CRA position. Each Convertible Debentureholder should consult its own tax advisor regarding the proper treatment of the Amendments for Canadian tax purposes.

No legal opinion from legal counsel or advance tax ruling from the CRA has been requested, or obtained to confirm the tax consequences to Convertible Debentureholders of the Amendments. This summary is not binding on the CRA, and the CRA is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the CRA and the Canadian courts could disagree with one or more of the positions taken in this summary.

This summary is of a general nature only and is not intended to be and should not be construed to be, legal or tax advice to any particular Convertible Debentureholder, and no representations with respect to the income tax consequences to any such holder are made. Convertible Debentureholders are urged to consult their own tax advisors for advice regarding the income tax consequences to them of the Amendments and acquiring, holding and disposing of Convertible Debentures and Common Shares, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

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Holders Resident in Canada

The following discussion applies to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is, or is deemed to be, resident in Canada (a “Resident Holder”). Certain Resident Holders whose Convertible Debentures might not otherwise be considered capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the Convertible Debentures and all other “Canadian Securities”, as defined in the Tax Act, owned by such Resident Holder in the taxation year, and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult with their own tax advisors if they contemplate making such an election.

Amendment of the Convertible Debentures

In the event that the Amendments do not cause a disposition of the Convertible Debentures, a Resident Holder will not be considered to have disposed of any property for tax purposes, and will have no adverse Canadian tax consequences at the time the Amendments become effective.

In the event that the Amendments cause a disposition of the Convertible Debentures, a Resident Holder will be deemed to have received proceeds of disposition equal to the fair market value of the Convertible Debentures owned by the Resident Holder at the time the Amendments become effective. The Resident Holder will recognize a capital gain (or loss) on the disposition equal to the amount by which the Resident Holder’s proceeds of disposition, net of any reasonable costs of disposition, are greater than (or less than) the adjusted cost base to the Resident Holder of the Convertible Debentures owned at the time the Amendments become effective. See “Taxation of Capital Gains and Losses” below. In such a case, the cost of the Convertible Debentures to the Resident Holder immediately after the time the Amendments become effective will be equal to the fair market value of the Convertible Debentures at that time.

In the event of a disposition of a Convertible Debenture, interest accrued thereon to the date of disposition may be included in computing the income of the Resident Holder, except to the extent that such amount was included in the Resident Holder’s income for the taxation year or a preceding taxation year.

Taxation of Capital Gains and Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in such taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and in the circumstances described in the Tax Act.

Capital gains realized by an individual or by most trusts may give rise to alternative minimum tax under the Tax Act. In addition, Canadian-controlled private corporations (as defined in the Tax Act) may be subject to an additional refundable tax of 10 ⅔% on certain investment income, including interest and taxable capital gains.

Consent Fee

A Convertible Debentureholder who receives the Consent Fee will generally be required to include the fair market value of such Consent Fee in computing the income of the Convertible Debentureholder in the taxation year in which the Consent Fee is received or becomes receivable.

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Holders Not Resident in Canada

The following discussion applies to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention: (i) is neither resident nor deemed to be resident in Canada; (ii) does not, and is not deemed to, use or hold the Convertible Debentures in carrying on a business in Canada; and (iii) is not a “specified shareholder” of the Company for purposes of subsection 18(5) of the Tax Act or a person who does not deal at arm’s length with such a specified shareholder (a “Non-Resident Holder”). In addition, this discussion does not apply to an insurer who carries on an insurance business in Canada and elsewhere or to an authorized foreign bank (as defined in the Tax Act).

Amendment of the Convertible Debentures

In the event that the Amendments cause a disposition of the Debentures for purposes of the Tax Act, a Non-Resident Holder will not generally be subject to tax under the Tax Act in respect of any capital gain (and will not be entitled to deduct any amount in respect of any capital loss) that may be realized on such a disposition unless the Convertible Debentures constitute “taxable Canadian property” to the Non-Resident Holder, and do not constitute “treaty-protected property” for purposes of the Tax Act at such time.

Provided the Common Shares are then listed on a designated stock exchange (which currently includes the TSX), the Convertible Debentures generally will not constitute taxable Canadian property of a Non-Resident Holder unless at any time during the 60-month period immediately preceding the disposition of the Debenture: (i) the Non-Resident Holder, persons not dealing at arm’s length with such Non-Resident Holder, one or more partnerships in which the Non-Resident Holder or any such persons held a membership interest (either directly or indirectly through one or more partnerships), or any combination of the foregoing, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company; and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, Canadian resource property, timber resource property, or any option in respect of, or interests in, such properties.

If a Convertible Debenture constitutes taxable Canadian property, a Non-Resident Holder may be exempt from tax under the Tax Act in respect of any capital gain (and will not be entitled to deduct any amount in respect of any capital loss) where the Convertible Debenture is “treaty-protected property” for purposes of the Tax Act. Non-Resident Holders to whom Debentures may constitute taxable Canadian property should consult their own tax advisors.

Additionally, a Non-Resident Holder may be subject to Canadian withholding tax under the Tax Act at a rate of 25% (subject to any reduction in accordance with any applicable income tax treaty or convention) in respect of any interest that may be considered paid or deemed to be paid to the Non-Resident Holder on a disposition of a Convertible Debenture arising as a result of the Amendments.

Consent Fees

Any Consent Fee payable to a Non-Resident Holder may be subject to Canadian withholding tax under the Tax Act at a rate of 25% (subject to any reduction in accordance with any applicable income tax treaty or convention). A Non-Resident Holder should consult their tax advisors with regard to the Consent Fee.

Other Tax Considerations

This summary is not intended to be an exhaustive review of the non-Canadian tax considerations in respect of the Amendments that may be applicable to Convertible Debentureholders who are subject to income tax outside of Canada. Such Convertible Debentureholders should consult their own tax advisors with respect to the tax implications of the Amendments, including any associated filing requirements in such jurisdictions.

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RISKS RELATED TO THE AMENDMENTS

Market for Debentures

The Convertible Debentures currently trade on the TSX. However, no assurance can be given that an active or liquid trading market for the Convertible Debentures will continue or be sustained. If an active or liquid market for the Convertible Debentures fails to be sustained, the prices at which the Convertible Debentures trade may be adversely affected. Whether or not the Convertible Debentures will trade at lower prices depends on many factors, including the liquidity of the Convertible Debentures, prevailing interest rates and the markets for similar securities, the market price of the Common Shares, general economic conditions and the Company’s financial condition, historic financial performance and future prospects.

Repayment of the Convertible Debentures

The ability of Mogo to make scheduled payments on or refinance its debt obligations, including the Convertible Debentures, depends on its financial condition and operating performance, which are subject to a number of factors beyond its control. Mogo may be unable to maintain a level of cash flows from operating activities sufficient to permit Mogo to pay the principal, premium, if any, and interest in cash on its indebtedness, including the Convertible Debentures.

If the Company’s cash flows and capital resources are insufficient to fund its debt service obligations, Mogo could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness, including the Convertible Debentures. Mogo may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow Mogo to meet its scheduled debt service obligations.

The Company’s inability to generate sufficient cash flows to satisfy its debt obligations, or to refinance its indebtedness on commercially reasonable terms or at all, would materially and adversely affect the Company’s business, results of operations, financial condition and its ability to satisfy its obligations under the Convertible Debentures.

The Convertible Debentures will be subordinate to Senior Indebtedness, as defined in the Indenture, of the Company. In the event of the Company’s insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up, its assets would be made available to satisfy the obligations of the creditors of such senior indebtedness before being available to pay the Company’s obligations to the holders of the Convertible Debentures. Additionally, the Indenture does not, and the Second Supplemental Indenture will not, restrict the Company or any of its subsidiaries from incurring additional indebtedness or from mortgaging, pledging or charging its assets to secure any indebtedness. Accordingly, all or a substantial portion of the Company’s assets could be unavailable to satisfy the claims of the Convertible Debentureholders.

Redemption Prior to Maturity

The Convertible Debentures may be redeemed, at the option of the Company, prior to the maturity date at any time and from time to time, in the circumstances and at the redemption prices set forth in the Indenture, together with any accrued and unpaid interest. Convertible Debentureholders should assume that this redemption option, when available, will be exercised if the Company is able to refinance at a lower interest rate or it is otherwise in the interest of the Company to redeem the Convertible Debentures. The Company may determine to redeem outstanding Convertible Debentures for Common Shares or repay outstanding principal amounts of the Convertible Debentures at maturity by issuing additional Common Shares, which could negatively affect the market price of the Common Shares.

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Debentureholder Vote

The Indenture permits holders of 66 ⅔% of the outstanding principal amount of the Convertible Debentures represented at the Meeting to approve the Extraordinary Resolution on a poll. The quorum requirement for the Meeting is 25% of all outstanding principal amount of Convertible Debentures; therefore, the Extraordinary Resolution can be approved with the support of holders of only 16.67% of the outstanding principal amount of the Convertible Debentures.

INFORMATION CONCERNING THE MEETING

Purpose of the Meeting

The information contained in this Circular is furnished in connection with the solicitation of proxies by the management of Mogo for use at the Meeting. At the Meeting, Convertible Debentureholders will consider and vote upon the Extraordinary Resolution and such other business as may properly come before the Meeting.

Following an extensive review and analysis of the Amendments and consideration of other available alternatives and other relevant factors considered by the Board, the Board has unanimously determined that the Amendments are in the best interests of the Company and recommends that Convertible Debentureholders vote in favour of the Extraordinary Resolution. See “The Amendments – Background to the Amendments” and “The Amendments – Reasons for and Anticipated Benefits of the Amendments” and “The Amendments – Recommendation of the Board”.

Date, Time and Place of Meeting

The Meeting will be held at 1:00 p.m. (Vancouver time) on May 22, 2020 at the offices of the Company at 401 West Georgia Street, Suite 2100, Vancouver, British Columbia V6B 5A1 for the purposes set forth in the accompanying Notice of Extraordinary Meeting of Convertible Debentureholders. The purpose of the Meeting is for Convertible Debentureholders to consider and, if deemed advisable, to approve the Extraordinary Resolution.

In light of the ongoing public health crisis related to the COVID-19 outbreak, and in order to comply with the measures imposed by the federal and provincial governments, the Meeting will be conducted in a hybrid format, allowing participation by way of a live webcast and in-person attendance. The Company is strongly encouraging Convertible Debentureholders and others not to attend the Meeting in person. In light of COVID-19, Convertible Debentureholders are urged to vote on the matters in advance of the Meeting by proxy and to participate in the Meeting by way of the live webcast that will be available on the Company’s website at investors.mogo.ca. The ability of Convertible Debentureholders to attend the Meeting in person is also subject to any governmental orders applicable at the time of the Meeting which might prevent or restrict Convertible Debentureholders from attending in person. The Company may take additional precautionary measures in relation to the Meeting in response to further COVID-19 developments and Convertible Debentureholders are asked to visit the Company’s website at investors.mogo.ca for updates prior to the Meeting.

Convertible Debentureholders whose names have been entered in the register of holders of Convertible Debentures on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Solicitation of Proxies

This solicitation is made by the management of the Company. It is expected that the solicitation will primarily be by mail. Proxies may also be solicited personally or by telephone by regular employees of and by agents engaged by the Company at nominal cost. The cost of solicitation will be borne by the Company.

The Company is not using “notice and access” to send its proxy related materials to Convertible Debentureholders, including this Circular and the form of proxy.

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Information for U.S. Convertible Debentureholders

The solicitation of proxies for the Meeting is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the solicitations and transactions contemplated in this Circular are made in the United States with respect to securities of a Canadian issuer in accordance with Canadian corporate and securities laws. Convertible Debentureholders in the United States should be aware that such laws are different from those of the United States applicable to registration statements under the United States Securities Act of 1933, as amended, and proxy statements under the Exchange Act. In addition, tax considerations applicable to persons subject to U.S. taxation have not been included in this Circular. U.S. Convertible Debentureholders should consult their tax advisors to determine the particular tax consequences to them in connection with Amendments.

Voting Rights and Appointment of Proxies

As at the date hereof, the Company has $12,621,000 aggregate principal amount of Convertible Debentures issued and outstanding. Each $1.00 principal amount of Convertible Debentures entitles the holder of record as at the close of business on the Record Date to one vote at the Meeting. Almost all of the Convertible Debentures are registered under the name of CDS & Co. (the registration name for CDS). Accordingly, in order for a Beneficial Convertible Debentureholder to vote its Convertible Debentures FOR or AGAINST the Extraordinary Resolution, it must complete and sign the applicable instrument of proxy or other voting instruction form provided by its broker or other intermediary and return such instrument of proxy or other voting instruction form in accordance with the instructions provided therein well in advance of the Meeting. Failure to do so will result in your Convertible Debentures not being voted at the Meeting. See “Advice to Beneficial Holders of Convertible Debentures”.

Revocation of Proxies

A Beneficial Debentureholder may revoke a proxy or voting instruction form provided by its broker or other intermediary in accordance with the instructions provided therein.

Voting of Proxies

The Convertible Debentures represented by the accompanying form of proxy will be voted in accordance with the instructions of the Convertible Debentureholder on any ballot that may be called for, and if the Convertible Debentureholder specifies a choice with respect to any matter to be acted upon, the Convertible Debentures will be voted accordingly. In the absence of such direction, Convertible Debentures represented by proxies will be voted FOR the Extraordinary Resolution.

The accompanying form of proxy confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the Notice of Extraordinary Meeting of Convertible Debentureholders, or other matters which may properly come before the Meeting. At the time of printing this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Advice to Beneficial Convertible Debentureholders

The information set forth in this section is of significant importance to all Convertible Debentureholders, as almost all of the Convertible Debentures are registered in the name of CDS and are held through brokers, intermediaries, trustees or other persons. Without specific instructions, a broker, intermediary, trustee, other person or nominee is prohibited from voting Convertible Debentures for its clients.

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Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Convertible Debentureholders in advance of securityholder meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Convertible Debentureholders in order to ensure that their Convertible Debentures are voted at the Meeting. The voting instruction form (“VIF”) supplied to a Beneficial Convertible Debentureholder is similar to the Instrument of Proxy provided to registered Convertible Debentureholders by Mogo; however, its purpose is limited to instructing the registered Convertible Debentureholder (the broker or the agent of the broker) on how to vote on behalf of the Beneficial Convertible Debentureholder. The majority of brokers now delegate responsibility for obtaining voting instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scannable VIF instead of the form of Instrument of Proxy. The Beneficial Convertible Debentureholder is asked to complete the VIF and return it to Broadridge by mail or facsimile. Alternatively, the Beneficial Convertible Debentureholder may vote online or by calling a toll-free number found on the VIF.

Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Convertible Debentures to be represented at the Meeting.

A Beneficial Convertible Debentureholder receiving a VIF cannot use that VIF to vote Convertible Debentures directly at the Meeting, but rather a Beneficial Convertible Debentureholder must submit its voting instructions to Broadridge in advance of the Meeting in accordance with the instructions in the VIF.

Although a Beneficial Convertible Debentureholder may not be recognized directly at the Meeting for the purposes of voting Convertible Debentures registered in the name of his, her or its broker (or agent of the broker), a Beneficial Convertible Debentureholder may attend the Meeting as proxyholder for the registered Convertible Debentureholder and vote the Convertible Debentures in that capacity. Beneficial Convertible Debentureholders who wish to attend the Meeting and indirectly vote their Convertible Debentures as proxyholders for the registered Convertible Debentureholder should enter their own names in the blank space on the VIF provided to them and return the same in accordance with the instructions provided well in advance of the Meeting.

The Company will send proxy-related materials directly to non-objecting Beneficial Convertible Debentureholders. Such materials will be delivered to objecting Convertible Debentureholders by Broadridge or through the non-objecting Beneficial Convertible Debentureholder’s intermediary. Mogo will pay the reasonable fees and costs of Broadridge or an objecting Beneficial Convertible Debentureholder’s intermediary to deliver the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer to objecting Beneficial Convertible Debentureholders.

Voting Securities and Principal Holders Thereof

As of the date hereof, the directors and executive officers of Mogo are not aware of any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the issued and outstanding Convertible Debentures.

Quorum

A quorum at the Meeting is that number of Convertible Debentureholders present in person or by proxy representing not less than 25% of the aggregate principal amount of Convertible Debentures then outstanding.

Other Business

Management of Mogo does not intend to present and does not have any reason to believe that others will present any item of business other than those set forth in this Circular at the Meeting. However, if any other business is properly presented at the Meeting and may properly be considered and acted upon, proxies will be voted by those named in the form of proxy in their sole discretion, including with respect to any amendments or variations to the matters identified in this Circular.

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INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, there were no material interests, direct or indirect, of directors or executive officers of the Company, of any shareholder who beneficially owns or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares, or any other Informed Person (as defined in National Instrument 51-102 – Continuous Disclosure) or any known associate or affiliate of such persons, in any transaction since the commencement of the most recently completed financial year of the Company or in any proposed transaction which has materially affected, or would materially affect, the Company or any of its subsidiaries.

POTENTIAL CANCELLATION OF MEETING

Written Consent in Lieu of a Meeting

IF THE ACCOMPANYING FORM OF PROXY OR VOTING INSTRUCTION FORM IS EXECUTED IN WRITING BY CONVERTIBLE DEBENTUREHOLDERS HOLDING NOT LESS THAN 66 ⅔% OF THE PRINCIPAL AMOUNT OF THE CONVERTIBLE DEBENTURES OUTSTANDING WHO MARK THE “FOR” BOX PRIOR TO THE PROXY DEADLINE OF 1:00 PM (VANCOUVER TIME) ON MAY 20, 2020, THE AMENDMENTS WILL BE APPROVED AND THE COMPANY WILL CANCEL THE MEETING.

The Indenture provides, among other things, that any action which may be taken and all powers that may be exercised by Convertible Debentureholders at a meeting may also be taken and exercised by an instrument in writing signed by the Convertible Debentureholders holding not less than 66 ⅔% of the principal amount of outstanding Debentures. Accordingly, the Company or its representatives may be soliciting signed instruments in writing in the form of the form of proxy or the voting instruction form in advance of the Meeting. If signed instruments in writing are obtained from Convertible Debentureholders holding not less than 66 ⅔% of the principal amount of the Convertible Debentures before the proxy deadline of 1:00 pm (Vancouver time) on May 20, 2020, the Company will cancel the Meeting. If the Company elects to proceed in this manner, instruments in writing signed by the Convertible Debentureholders in accordance with the provisions of the Indenture shall be binding upon all Convertible Debentureholders, whether signatories thereto or not, and each and every Convertible Debentureholder and the Trustee shall be bound to give effect accordingly to the Extraordinary Resolution and instruments in writing.

DEBENTUREHOLDER RIGHTS

Some of your rights as a Convertible Debentureholder, including those relating to the Meeting, are described generally in this Circular. For more details, reference is made to the full text of the Base Indenture and the First Supplemental Indenture, copies of which are posted for public access under the Company’s SEDAR profile at www.sedar.com or, alternatively can be obtained upon request from the General Counsel of Mogo at 2100-401 West Georgia Street, Vancouver, British Columbia, V6B 5A1, telephone: (604) 659 4380.

TRUSTEE

The Trustee under the Indenture is Computershare Trust Company of Canada, a trust company licensed to carry on business in all provinces of Canada having an office in the City of Vancouver, in the Province of British Columbia.

The Trustee may be contacted as follows: Computershare Trust Company of Canada, 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9, Attention: Manager, Corporate Trust, Fax: (604) 661-9403.

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com and in the Company’s filings with the United States Securities and Exchange Commission at www.sec.gov.

Financial Information is provided in the Company’s financial statements and management’s discussion and analysis for its most recently completed financial year. Copies of such documents can be requested by contacting Investor Relations at investors@mogo.ca.

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DIRECTORS’ APPROVAL

The undersigned hereby certifies that the directors of the Company have approved the contents and the sending of this Circular.

DATED: April 17, 2020

/s/ David Feller

David Feller

Chief Executive Officer and Board Chair

Mogo Inc.

Vancouver, British Columbia

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APPENDIX A
FORM OF EXTRAORDINARY RESOLUTION

“BE IT RESOLVED as an extraordinary resolution that:

1.

the amendments to the convertible debenture indenture dated June 6, 2017 (the “Base Indenture”) between Mogo Inc. (the “Company”) (as assumed from Mogo Finance Technology Inc.) and Computershare Trust Company of Canada (the “Debenture Trustee”), as supplemented by the first supplemental convertible debenture indenture dated June 21, 2019 (together with the Base Indenture, the “Indenture”) governing the 10.0% convertible senior secured subordinated debentures of the Company maturing on May 31, 2020 (the “Convertible Debentures”) to: (i) amend the maturity date of the Convertible Debentures from May 31, 2020 to May 31, 2022; (ii) reduce the conversion price of the principal from $5.00 per common share of the Company (each, a “Common Share”) to $3.50 per Common Share; (iii) establish a minimum price of $1.50 at which Common Shares may be issued to repay the principal amount of the Convertible Debentures at maturity; (iv) increase the early conversion trigger from 115% to 125%; (v) amend the provisions relating to payment of interest upon early conversion so as to ensure that payment of interest through the issuance of Common Shares is permitted by and complies with applicable securities regulations and stock exchange policies; (vi) increase the frequency of interest payments from semi-annually to quarterly; (vii) amend the definition of “change of control”; and (viii) make such other consequential amendments as required to give effect to the foregoing, all as more particularly set out in the management information circular of the Company dated April 17, 2020, are hereby approved and authorized;

2.

the Company and the Debenture Trustee is hereby authorized and directed to enter into, execute, deliver and perform all of their respective obligations under a second supplemental convertible debenture indenture to the Indenture (the “Second Supplemental Indenture”), amending Section 1.1(g), Section 1.1(r), Section 1.1(x), Section 1.1(kkk), Section 1.1(sss), Sections 2.4(b), 2.4(c), 2.4(d), 2.4(e), 2.4(g), 2.4(h)(i), Section 4.3(e), Section 5.4 and Sections 5.6(a) and 5.6(d) of the Base Indenture, deleting Section 4.4(l), and such other consequential amendments as required to give effect to the foregoing amendments to the Indenture, a copy of which Second Supplemental Indenture is attached as Appendix B to the management information circular of the Company dated April 17, 2020, such Second Supplemental Indenture being subject to such changes and amendments as may be approved by the Company pursuant to paragraph 4 hereof, such approval to be conclusively evidenced by the execution and delivery of such Second Supplemental Indenture (as changed or amended, if applicable) by the Company and the Debenture Trustee, and the Second Supplemental Indenture so executed shall be conclusively deemed to be the Second Supplemental Indenture approved and authorized by, and referred to in, these resolutions;

3.

the Debenture Trustee is hereby authorized and directed to execute and to cause to be executed on behalf of the holders of the Convertible Debentures or to deliver or cause to be delivered all such documents, agreements and instruments and to do or cause to be done all such other acts and things as the Company or its advisors shall determine to be necessary or desirable to carry out the intent of this extraordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the Company’s execution and delivery of any such document, agreement or instrument or written direction of the Company for the doing of any such act or thing;

4.

notwithstanding that this extraordinary resolution has been passed by the Debentureholders, the Company is authorized without further notice to or approval of the Debentureholders, to (i) change or amend the Second Supplemental Indenture as referred to in paragraph 2, or (ii) not proceed with the transactions contemplated by the entering into of the Second Supplemental Indenture; and

5.

any director or officer of the Company is hereby authorized and directed to execute and deliver all documents and to do all other acts or things as such individual may, in his or her sole discretion, determine to be appropriate from time to time to give effect to the foregoing, including, without further notice to the Debentureholders, revocation of this extraordinary resolution at any time, such determination to be conclusively evidenced by the execution and delivery by such individual of such documents or the doing of such other acts or things.”

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APPENDIX B
SECOND SUPPLEMENTAL INDENTURE

MOGO INC.

and

COMPUTERSHARE TRUST COMPANY OF CANADA

SECOND SUPPLEMENTAL CONVERTIBLE DEBENTURE INDENTURE

Dated May ●, 2020

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS AND AMENDMENTS TO INDENTURE
1.1	Definitions	3
1.2	Amendments to Indenture and Initial Debentures	3
1.3	Subordination Agreement	8
ARTICLE 2 ADDITIONAL MATTERS
2.1	Applicable Law	8
2.2	Further Assurances	8
2.3	Execution	8

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SECOND SUPPLEMENTAL
CONVERTIBLE DEBENTURE INDENTURE

THIS SECOND SUPPLEMENTAL CONVERTIBLE DEBENTURE INDENTURE (the “Second Supplemental Indenture”) made as of the ● day of May, 2020,

BETWEEN:

MOGO INC., a corporation existing under the laws of the Province of British Columbia (the “Corporation”)

AND:

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada and having an office in Vancouver, British Columbia (the “Trustee”)

WHEREAS Mogo Finance Technology Inc. (“Old Mogo”) and the Trustee entered into a convertible debenture indenture dated June 6, 2017 (the “Indenture”), governing the terms of the convertible debentures issuable by Old Mogo from time to time (the “Debentures”);

AND WHEREAS, upon completion of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia), effective at 12:01 a.m. on June 21, 2019 (the “Effective Time”), the Corporation expressly assumed the obligations of Old Mogo under the Debentures and the Indenture and the performance or observance of every covenant and provision of the Indenture and the Debentures required on the part of Old Mogo, pursuant to an indenture supplemental to the Indenture dated June 21, 2019 (the “First Supplemental Indenture”), and Old Mogo was relieved of all obligations and covenants under the Indenture and the Debentures;

AND WHEREAS in order to support the security granted by the Corporation in support of all obligations and covenants under the Indenture and the Debentures, the Corporation and the Trustee will enter into an amended and restated subordination agreement substantially in the form attached as Schedule “E” hereto pursuant to Section 9.12 of the Indenture;

AND WHEREAS Section 18.1(e) of the Indenture provides that the Corporation and the Trustee may enter into an indenture supplemental to the Indenture for the purpose of, inter alia, giving effect to any Extraordinary Resolution (as defined in the Indenture) passed as provided in Article 15 of the Indenture;

AND WHEREAS the holders of the Initial Debentures (as defined in the Indenture) (the “Initial Debentureholders”) have duly passed an Extraordinary Resolution to provide for the extension and amendment of the Initial Debentures, and to enter into this Second Supplemental Indenture with the Trustee to amend the terms of the Indenture and the Initial Debentures;

AND WHEREAS all necessary acts and proceedings have been done and taken and all necessary resolutions have been passed, including an Extraordinary Resolution of the Initial Debentureholders, to authorize the execution and delivery of this Second Supplemental Indenture and the other documents contemplated therein, by the Corporation, to make the same effective and binding upon the Corporation and to amend the Initial Debentures;

AND WHEREAS the Trustee has agreed to enter into this Second Supplemental Indenture, and the Trustee has agreed to hold all rights, interests and benefits contained herein for and on behalf of those persons who are holders of the Initial Debentures issued pursuant to the Indenture, as modified by the First Supplemental Indenture and this Second Supplemental Indenture, from time to time;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee;

NOW THEREFORE that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby covenanted, agreed and declared as follows:

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ARTICLE 1
DEFINITIONS AND AMENDMENTS TO INDENTURE

1.1 Definitions

All capitalized terms not defined herein shall have the meanings given to them in the Indenture.

1.2 Amendments to Indenture and Initial Debentures

(a)	This Second Supplemental Indenture is supplemental to the Indenture, and the Indenture, the First Supplemental Indenture and this Second Supplemental Indenture shall hereafter be read together and shall have effect, so far as practicable, with respect to the Indenture and the Initial Debentures as if all the provisions of the Indenture, the First Supplemental Indenture and this Second Supplemental Indenture were contained in one instrument.

(b)	Section 1.1(g) of the Indenture is hereby deleted and replaced with the following:

(g) “Alternative Interest Payment Date VWAP” means the greater of: (i) the volume weighted average trading price of the Shares, calculated by dividing the total value of the volume of Shares traded on the TSX for the 20 trading days ending on the fifth day prior to the payment of interest in Shares in accordance with Section 2.4(e) or 2.14(b)(ii), as applicable; and (ii) the lowest price (including permitted discounts) at which the TSX will permit the issuance of Shares at the relevant time, having regard to the “market price” (as such term is defined in the TSX Company Manual) of the Shares at the relevant time;

(c)	Section 1.1(r) of the Indenture is hereby deleted and replaced with the following:

(r) “Change of Control” means (i) any amalgamation, plan of arrangement, take-over bid, share-for-share exchange, merger, corporate reorganization, or other transaction pursuant to which voting securities of the Corporation are issued or the issued and outstanding voting securities of the Corporation are exchanged for or converted into another class of security or securities or the securities of another corporation or entity and pursuant to which the shareholders of the Corporation immediately prior to such transaction both: (y) hold fewer than fifty percent (50%) of the issued and outstanding voting securities of the Corporation or the successor corporation or other entity, as the case may be, immediately following such transaction, and (z) receive cash consideration for such transaction; or (ii) any conveyance, transfer, sale, lease or other disposition of all of the Corporation’s and the Corporation’s Subsidiaries assets and properties, taken as a whole;

(d)	Section 1.1(x) of the Indenture is hereby deleted and replaced with the following:

(x) “Conversion Price” means the dollar amount for which each Share may be issued from time to time upon the conversion of Debentures or any series of Debentures which are by their terms convertible in accordance with the provisions of Article 4, and without limiting the generality of the foregoing, the Conversion Price in effect on the date hereof for each Share to be issued on conversion of the Initial Debentures is $3.50 (subject to adjustment as provided herein);

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(e)	Section 1.1(kkk) of the Indenture is hereby deleted and replaced with the following:

(kkk) “Interest Payment Date” means a date specified in a Debenture as the date on which interest on such Debenture shall become due and payable computed on the basis of a 365 day year, unless otherwise specified herein, and which for the Initial Debentures shall, until and including May 31, 2020, be semi-annual payments in arrears on May 31 and November 30 of each year, the first such payment to fall due on November 30, 2017, and after May 31, 2020 shall be quarterly payments in arrears on February 28, May 31, August 31 and November 30 of each year, in each case computed on the basis of a 365 day year;

(f)	Section 1.1(sss) of the Indenture is hereby deleted and replaced with the following:

(sss) “Maturity Date VWAP” means the greater of: (i) the volume weighted average trading price of the Shares, calculated by dividing the total value by the total volume of Shares traded on the TSX for the 20 trading days ending on the fifth day prior to the Maturity Date, and (ii) $1.50;

(g)	Sections 2.4(b), 2.4(c), 2.4(d), 2.4(e), 2.4(g) and 2.4(h)(i) of the Indenture are hereby deleted and replaced with the following:

(b) The Initial Debentures shall be dated as of the Closing Date and shall mature on May 31, 2022 (the “Maturity Date” for the Initial Debentures).

(c) The Initial Debentures shall bear interest from and including the Closing Date at the rate of 10% per annum (based on a year of 365 days), payable (i) until but not including May 31, 2020, payable in arrears in semi-annual payments (with the exception of the first interest payment which will include interest from and including the Closing Date) on May 31 and November 30 of each year, the first such payment to fall due on November 30, 2017 and the last such payment to fall due on May 31, 2020; and (ii) beginning and after May 31, 2020, payable in arrears in quarterly payments on February 28, May 31, August 31 and November 30 of each year, the first such payment to fall due on August 31, 2020 and the last such payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date of the Initial Debentures or the earlier date of prepayment, repurchase or conversion of the Initial Debentures) to fall due on May 31, 2022 or an earlier date of prepayment, repurchase or conversion, in each case payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi-annually until but not including May 31, 2020 and compounded quarterly beginning and after May 31, 2020, computed in each case on the basis of a 365 day year. Each payment of interest on the Initial Debentures will include interest accrued for the period commencing on and including the immediately preceding Interest Payment Date (or, if none, the initial issuance date of the Initial Debentures) to but excluding the next following Interest Payment Date (or prepayment, repurchase or conversion date, as the case may be). The record dates for the payment of interest on the Initial Debentures will be the close of business on the sixth Business Day prior to each Interest Payment Date.

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(d) Upon and subject to the terms and conditions of this Indenture, including Article 4, the principal amount of each Initial Debenture will be convertible into Freely Tradable Shares, at the option of the Debentureholder, at any time prior to the earlier of the close of business on the Business Day immediately preceding: (i) the Maturity Date of the Initial Debentures; (ii) if the Initial Debentures are called for prepayment, the date specified by the Corporation for prepayment of the Initial Debentures; (iii) if the Initial Debentures are called for Early Conversion, the date specified by the Corporation for Early Conversion of the Initial Debentures; or (iv) if subject to repurchase pursuant to a Change of Control, the date specified by the Corporation for repurchase (the earlier of which will be the “Time of Expiry” for the purposes of Section 2.4(d) and Article 4 in respect of the Initial Debentures) at a price per Freely Tradable Share equal to the Conversion Price, initially being a conversion rate of 285.714 Freely Tradable Shares per $1,000 principal amount of Debentures, subject to a minimum conversion amount of $5,000 and subject to adjustments for fractional interests in accordance with Section 4.4. Upon a voluntary conversion by a Debentureholder, the Corporation may offer and such Debentureholder (in the Debentureholder’s discretion) may agree to the delivery of cash for all or a portion of the Initial Debentures converted in lieu of Freely Tradable Shares in accordance with Section 4.12. Debentureholders converting their Debentures will be entitled to receive, in addition to the applicable number of Freely Tradable Shares (or cash in lieu), accrued and unpaid interest (less any taxes required to be deducted in accordance with Section 2.15) on such Debentures, payable at the option of the Corporation in cash or Freely Tradable Shares in accordance with Section 2.14(b)(ii) in respect thereof for the period from the last Interest Payment Date (or the Closing Date if there has not yet been an Interest Payment Date) up to, but excluding, the Date of Conversion. The Conversion Notice for the Initial Debentures shall be substantially in the form of Schedule B. To the extent a conversion is a conversion in part only of the Initial Debentures as contemplated by Section 4.2, such right to convert, if not exercised prior to the applicable Time of Expiry, shall survive as to any Initial Debentures not converted and be applicable to the next succeeding Time of Expiry. Notwithstanding any other provision of this Indenture, in the event that a Debentureholder exercises its conversion rights contemplated by this Section 2.4(d) and Article 4 less than five Business Days in advance of the Time of Expiry, the Trustee and the Corporation shall use their respective commercially reasonable efforts to deliver cash and/or Freely Tradable Shares, as the case may be, to such Debentureholder as soon as reasonably practicable following receipt of the Conversion Notice.

A Debenture in respect of which a holder has accepted a notice in respect of a Change of Control Offer pursuant to the provisions of Section 2.4(h) may be surrendered for conversion only upon the withdrawal of such notice in accordance with this Indenture.

(e) Upon and subject to the terms and conditions of this Indenture, including Article 5 and the Subordination Agreement, prior to the Maturity Date at any time that the 20-day VWAP on the TSX exceeds 125% of the Conversion Price and provided that no Event of Default has occurred and is continuing and subject to the satisfaction or waiver of the conditions of Section 5.6, on not more than 60 days’ but not less than 30 days’ prior written notice to Debentureholders as provided for in Section 5.3 (the “Early Conversion”), the Corporation shall be entitled to convert the principal amount of any Debentures in whole or in part into Freely Tradable Shares at the Conversion Price, subject to adjustment in accordance with Section 4.4, and accrued and unpaid interest on such Debentures at the Alternative Interest Payment Date VWAP (the Conversion Price and the Alternative Interest Payment Date VWAP so used in this Section 2.4(e) together, the “Early Conversion Price”), less any taxes required to be deducted in accordance with Section 2.15. The Early Conversion Notice for the Initial Debentures shall be substantially in the form of Schedule C. If, prior to the delivery of a conversion notice by the Corporation, a Debentureholder has elected to convert its Debentures in whole or in part, then the Corporation’s conversion notice will be deemed to be void, but without prejudice to the Corporation’s right to deliver further notice(s) of intention to convert any or all of such Debentureholder’s Debentures remaining outstanding. Early conversion is subject to a minimum conversion amount of $5,000. If regulatory or stock exchange approval to pay interest in Freely Tradable Shares on an early conversion is not obtained, subject to the Subordination Agreement, such interest will be paid in cash.

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(g) Upon and subject to the terms and conditions of this Indenture, including Article 8, the Corporation will on the Maturity Date repay the indebtedness represented by the Initial Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the principal amount of the outstanding Initial Debentures which have matured together with accrued and unpaid interest thereon. Subject to regulatory approval and provided that no Event of Default has occurred and is continuing on maturity of the Initial Debentures, the Corporation may, at its option, on not more than 60 days’ and not less than 30 days’ prior notice, elect to satisfy its obligation to pay the principal amount of the Debentures which have matured together with accrued and unpaid interest by issuing Freely Tradable Shares to such Debentureholders (less any taxes required to be deducted in accordance with Section 2.15). If the Corporation elects to exercise such option, it shall provide details in the Conversion Notice or deliver a maturity notice (the “Maturity Notice”) to the holders of the Initial Debentures in substantially the form of Schedule E and provide the necessary details. The number of Freely Tradable Shares to be issued will be determined by dividing the aggregate principal amount of the outstanding Debentures which have matured together with accrued and unpaid interest by the Maturity Date VWAP. No fractional Freely Tradable Shares will be issued on maturity but in lieu thereof the Corporation shall satisfy fractional interests by a cash payment equal to the Current Market Price of any fractional interest.

(h) Subject to the Subordination Agreement, not less than 30 days prior to the consummation of a Change of Control, and subject to the provisions and conditions of this Section 2.4(h), the Corporation shall be obligated to offer to purchase all of the Initial Debentures then outstanding, subject to the exercise of conversion right of holders as set forth below. The terms and conditions of such obligation are set forth below:

(i)	Not less than 30 days prior to the consummation of a Change of Control, the Corporation shall deliver to the Trustee, and the Trustee shall promptly deliver to the holders of the Initial Debentures, a notice stating that a Change of Control may occur and specifying the date on which such Change of Control is then expected to occur and the circumstances or events giving rise to such Change of Control (a “Change of Control Notice”) together with an offer in writing (the “Change of Control Offer”) to:

(A)	purchase, on the Change of Control Purchase Date, all of the Initial Debentures then outstanding from the holders thereof at a price per Initial Debenture equal to 101% of the principal amount thereof (the “Offer Price”) plus unpaid interest (less any taxes required to be deducted in accordance with Section 2.15) on such Initial Debentures up to, but excluding, the Maturity Date (collectively, the “Total Offer Price”); or

(B)	convert, on the Change of Control Purchase Date, the Initial Debentures at the Conversion Price;

(h)	Section 4.3(e) of the Indenture is hereby deleted and replaced with the following:

(e) The holder of a Debenture surrendered for conversion in accordance with this Section 4.3 shall be entitled (subject to any applicable restriction on the right to receive interest on conversion of Debentures of any series) to receive, in addition to the applicable number of Shares (or cash in lieu thereof in accordance with Section 4.12) in respect of principal amounts, accrued and unpaid interest payable at the option of the Corporation in cash or Shares (less any taxes required to be deducted in accordance with Section 2.15) in accordance with Section 2.4(d) in respect thereof from the immediately preceding Interest Payment Date (or the Closing Date if there has not yet been an Interest Payment Date) up to, but excluding, the Date of Conversion. In addition, for clarity, Debentures surrendered for conversion following the close of business on any interest payment record date and before the close of business on the corresponding Interest Payment Date will receive the full, in the case of such corresponding Interest Payment Date being on or before May 31, 2020, semi-annual interest, or in the case of such corresponding Interest Payment Date being after May 31, 2020, quarterly interest, payable to the Holders of record on the corresponding Interest Payment Date, payable in cash or Shares on such Debentures on the corresponding Interest Payment Date notwithstanding the conversion. For clarity, any Debenture submitted for conversion during the period when the register is closed shall be converted on the Business Day following such Interest Payment Date.

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(i)	Section 4.4(l) of the Indenture is hereby deleted.

(j)	Section 5.4 of the Indenture is hereby deleted and replaced with the following:

5.4 Debentures Due on Early Conversion Dates

Notice having been given as aforesaid, all the Debentures so called for Early Conversion shall thereupon be and become due and payable at the Early Conversion Price on the Early Conversion Date specified in such notice, in the same manner and with the same effect as if it were the date of maturity specified in such Debentures, anything therein or herein to the contrary notwithstanding, and from and after such Early Conversion Date, if the Shares to be issued to redeem such Debentures shall have been deposited as provided in Section 5.5 and affidavits or other proof satisfactory to the Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest upon the Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Trustee whose decision shall be final and binding upon all parties in interest.

(k)	Sections 5.6(a) and 5.6(d) of the Indenture are hereby deleted and replaced with the following:

5.6 Repayment of Early Conversion Price in Shares

(a) Subject to the receipt of any required regulatory approvals and the other provisions of this Section 5.6, the Corporation shall satisfy its obligation to pay all or any portion of the Early Conversion Price by issuing and delivering to holders on the Early Conversion Date that number of Freely Tradable Shares equal to the sum of (i) that number of Shares calculated by dividing the principal amount of Debentures by the Conversion Price; and (ii) that number of Shares calculated by dividing the accrued and unpaid interest on such Debentures by the Alternative Interest Payment Date VWAP, (less any taxes required to be deducted in accordance with Section 2.15 of the Indenture) (the “Early Share Conversion Right”).

(d) No fractional Freely Tradable Shares shall be delivered upon the exercise of the Early Share Conversion Right but, in lieu thereof, notwithstanding Section 4.5, the Corporation shall pay to the Trustee for the account of the holders, the cash equivalent thereof determined on the basis of the Early Conversion Price (less any taxes required to be deducted in accordance with Section 2.15).

(l)

Each certificate representing the Initial Debentures outstanding immediately prior to the date of this Second Supplemental Indenture shall thereafter be deemed to include the amendments made hereunder. A replacement certificate may be issued by the Corporation in exchange for such outstanding certificate, in the form of Global Debenture attached as Schedule “A” hereto. The Form of Conversion Notice, Form of Early Conversion Notice, and Form of Maturity Notice attached to the First Supplemental Indenture are each replaced with Schedule “B”, Schedule “C”, and Schedule “D” hereto, respectively.

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(m)	The Indenture, as supplemented by the First Supplemental Indenture, is and shall remain in full force and effect with regards to all matters governing it and the Debentures, except as the Indenture is further amended, superseded, modified or supplemented by this Second Supplemental Indenture, and the Indenture, as amended and supplemented by the First Supplemental Indenture and this Second Supplemental Indenture, is in all respects confirmed.

1.3 Subordination Agreement

With the execution of the Second Supplemental Indenture, the Corporation and the Trustee agree, in accordance with Section 9.12 of the Indenture, to enter into an amended and restated subordination agreement substantially in the form attached as Schedule “E” hereto pursuant to Section 9.12 of the Indenture.

ARTICLE 2

ADDITIONAL MATTERS

2.1 Applicable Law

This Second Supplemental Indenture shall be construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract. The Corporation hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia.

2.2 Further Assurances

The parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Second Supplemental Indenture, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of this Second Supplemental Indenture and carry out its provisions.

2.3 Execution

This Second Supplemental Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this Second Supplemental Indenture by facsimile or any other electronic format (including “pdf” or “tiff” files) shall be effective as delivery of a manually executed counterpart of this Second Supplemental Indenture.

{Remainder of page intentionally left blank. Signature page follows.}

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IN WITNESS WHEREOF the parties hereto have executed these presents by the hands of their proper officers.

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

By:
Name: Alice Kollen
Title: Corporate Trust Officer

By:
Name: Alexa Kwan
Title: Associate Trust Officer

MOGO INC.

By:
Name: Gregory Feller
Title: President and CFO

By:
Name: David Feller
Title: CEO

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SCHEDULE “A”

FORM OF GLOBAL DEBENTURE

(INITIAL DEBENTURES)

BETWEEN MOGO INC.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF GLOBAL DEBENTURE

THIS DEBENTURE IS A GLOBAL DEBENTURE WITHIN THE MEANING OF THE INDENTURE HEREIN REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF. THIS DEBENTURE MAY NOT BE TRANSFERRED TO OR EXCHANGED FOR DEBENTURES REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITORY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE DATED AS OF THE 6th DAY OF JUNE, 2017 BETWEEN MOGO INC. AND COMPUTERSHARE TRUST COMPANY OF CANADA, AS SUPPLEMENTED (THE “INDENTURE”). EVERY DEBENTURE AUTHENTICATED AND DELIVERED UPON REGISTRATION OF, TRANSFER OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS DEBENTURE SHALL BE A GLOBAL DEBENTURE SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO MOGO INC. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

CUSIP •
ISIN •

No. •	$•

MOGO INC.

(A corporation continued and existing under the laws of the Province of British Columbia)

10% CONVERTIBLE SENIOR SECURED DEBENTURE

MOGO INC. (the “Corporation” or the “Issuer”) for value received hereby acknowledges itself indebted and, subject to the provisions of the indenture (the “Indenture”) dated June 6, 2017, as amended by a first supplemental convertible debenture indenture dated June 21, 2019 and a second supplemental convertible debenture indenture dated May •, 2020, between the Corporation and Computershare Trust Company of Canada (the “Trustee”), promises to pay to [ ] on May 31, 2022 (the “Maturity Date”) or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture in lawful money of Canada on presentation and surrender of this Initial Debenture at the main branch of the Trustee in the City of Vancouver in accordance with, and subject to the conditions of, the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later. The Initial Debentures shall bear interest from and including the Closing Date at the rate of 10% per annum (based on a year of 365 days) (i) until but not including May 31, 2020, payable in arrears in semi-annual payments (with the exception of the first interest payment which will include interest from and including the Closing Date) on May 31 and November 30 of each year, the first such payment to fall due on November 30, 2017 and the last such payment to fall due on May 31, 2020; and (ii) beginning and after May 31, 2020, payable in arrears in quarterly payments on February 28, May 31, August 31 and November 30 of each year, the first such payment to fall due on August 31, 2020 and the last such payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date of the Initial Debentures or the earlier date of prepayment, repurchase or conversion of the Initial Debentures) to fall due on May 31, 2022 or an earlier date of prepayment, repurchase or conversion, in each case payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi-annually until but not including May 31, 2020 and compounded quarterly beginning and after May 31, 2020, computed in each case on the basis of a 365 day year.

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Interest paid in cash hereon shall be payable by cheque mailed by prepaid ordinary mail or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque, or the making of such payment by other means, shall, to the extent of the sum represented thereby (less any taxes required to be deducted in accordance with Section 2.15 of the Indenture), satisfy and discharge all liability for such interest on this Initial Debenture or otherwise as contemplated by Section 2.14(b) of the Indenture.

This Initial Debenture is one of the 10% Convertible Senior Secured Debentures (referred to herein as the “Initial Debenture”) of the Corporation issued or issuable in one or more series under the provisions of the Indenture. The Initial Debentures authorized for issue immediately are limited to an aggregate principal amount of $15,000,000 in lawful money of Canada. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Initial Debentures are or are to be issued and held and the rights and remedies of the holders of the Initial Debentures and of the Corporation and of the Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Initial Debenture by acceptance hereof assents. In the event of any discrepancy between the terms in this Debenture and the Indenture, the Indenture shall prevail with respect to such discrepancy.

The Initial Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

Upon and subject to the terms and conditions of the Indenture, including Article 4 of the Indenture, the principal amount of each Initial Debenture will be convertible into Freely Tradable Shares, at the option of the Debentureholder, at any time prior to the earlier of the close of business on the Business Day immediately preceding: (i) the Maturity Date of the Initial Debentures; (ii) if the Initial Debentures are called for prepayment, the date specified by the Corporation for prepayment of the Initial Debentures; (iii) if the Initial Debentures are called for Early Conversion, the date specified by the Corporation for Early Conversion of the Initial Debentures; or (iv) if subject to repurchase pursuant to a Change of Control, the date specified by the Corporation for repurchase, at a price per Freely Tradable Share equal to the Conversion Price, initially being a conversion rate of 285.714 Freely Tradable Shares per $1,000 principal amount of Debentures, subject to a minimum conversion amount of $5,000 and subject to adjustments for fractional interests in accordance with Section 4.4 of the Indenture. Upon a voluntary conversion by a Debentureholder, the Corporation may offer and such Debentureholder (in the Debentureholder’s discretion) may agree to the delivery of cash for all or a portion of the Initial Debentures converted in lieu of Freely Tradable Shares in accordance with Section 4.12 of the Indenture. Debentureholders converting their Debentures will be entitled to receive, in addition to the applicable number of Freely Tradable Shares (or cash in lieu), accrued and unpaid interest (less any taxes required to be deducted in accordance with Section 2.15 of the Indenture) on such Debentures payable at the option of the Corporation in cash or Freely Tradable Shares in accordance with Section 2.14(b)(ii) in respect thereof for the period from the last Interest Payment Date (or the Closing Date if there has not yet been an Interest Payment Date) up to, but excluding, the Date of Conversion.

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Upon and subject to the terms and conditions of the Indenture, including Article 5 of the Indenture and the Subordination Agreement, prior to the Maturity Date at any time that the 20-day VWAP on the TSX exceeds 125% of the Conversion Price and provided that no Event of Default has occurred and is continuing and subject to the satisfaction or waiver of the conditions of Section 5.6 of the Indenture, on not more than 60 days’ but not less than 30 days’ prior written notice to Debentureholders as provided for in Section 5.3 of the Indenture, the Corporation shall be entitled to convert Debentures in whole or in part, including any accrued but unpaid interest, into Freely Tradable Shares at the Early Conversion Price (which, for greater certainty, will be the Conversion Price in respect of the principal amount owing under such Debentures, subject to adjustment in accordance with Section 4.4 of the Indenture, and the Alternative Interest Payment Date VWAP in respect of accrued and unpaid interest on such Debentures).

Upon and subject to the terms and conditions of the Indenture, including Article 6 of the Indenture, and the Subordination Agreement and subject to regulatory approval and provided that no Event of Default has occurred and is continuing, any time after 12 months from the Closing Date and at any time prior to the Maturity Date, with not less than 30 days’ prior written notice to Debentureholders, the Corporation shall be entitled to prepay the principal amount of the Debentures in whole or in part, plus accrued interest thereon (less any taxes required to be deducted in accordance with Section 2.15 of the Indenture), in cash (the “Prepayment Price”), provided however, that if the Prepayment Date occurs: (i) within 24 months of the Closing Date, then Debentureholders whose Debentures are being so prepaid will be entitled to receive (1) an additional payment in the amount of 5% of the Prepayment Price and (2) the interest that would have accrued from the Prepayment Date to, but excluding, the day that is 24 months from the Closing Date; or (ii) after 24 months of the Closing Date but prior to the Maturity Date, then Debentureholders whose Debentures are being so prepaid will be entitled to receive the interest that would have accrued from the Prepayment Date to, but excluding, the Maturity Date in accordance with Section 6.5 of the Indenture.

Upon the occurrence of a Change of Control of the Corporation, the Corporation is required to make an offer to purchase all of the Initial Debentures at a price equal to 101% of the principal amount of such Initial Debentures plus unpaid interest up to, but excluding, the Maturity Date (the “Change of Control Offer”). If 90% or more of the principal amount of all Debentures outstanding on the date the Corporation provides notice of a Change of Control to the Trustee have been tendered for purchase pursuant to the Change of Control Offer, the Corporation has the right to redeem all the remaining outstanding Initial Debentures on the same date and at the same price.

If an offer is made for the Initial Debentures and 90% or more of the principal amount of all the Initial Debentures (other than Initial Debentures held at the date of the offer by or on behalf of the Offeror, associates or Affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the Initial Debentures of those holders who did not accept the offer on the same terms and for the same purchase price as the Offeror acquired the first 90% of the principal amount of the Initial Debentures.

Upon and subject to the terms and conditions of the Indenture, including Article 8 of the Indenture, subject to regulatory and stock exchange approval and provided that no Event of Default has occurred and is continuing on maturity of the Initial Debentures, the Corporation may, at its option and subject to the satisfaction or waiver of the conditions of Section 8.4 of the Indenture, elect to satisfy its obligation to pay all or a portion of the aggregate principal amount of the Initial Debentures due on maturity, together with all accrued but unpaid interest thereon (less any taxes required to be deducted in accordance with Section 2.15 of the Indenture) by issuing Freely Tradable Shares to Debentureholders. The Corporation may, at its option, on not more than 60 days’ and not less than 30 days’ prior notice, subject to regulatory and stock exchange approval and provided that no Event of Default has occurred and is continuing on maturity of the Initial Debentures, elect to satisfy its obligation to pay the principal amount of the Debentures which have matured together with interest by issuing Freely Tradable Shares to such Debentureholders. The number of Freely Tradable Shares to be issued will be determined by dividing the aggregate principal amount of the outstanding Debentures which have matured together with interest by the Maturity Date VWAP.

The indebtedness evidenced by this Initial Debenture, and by all other Initial Debentures now or hereafter certified and delivered under the Indenture, is a direct secured obligation of the Corporation, and is subordinated in right of payment and in right of security, to the extent and in the manner provided in the Indenture, to the prior payment in full of all Senior Indebtedness, whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

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The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Initial Debenture or the Indenture.

The Indenture contains provisions disclaiming any personal liability on the part of holders of Shares and officers, directors and employees of the Corporation in respect of any obligation or claim arising out of the Indenture or this Initial Debenture.

This Initial Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Trustee in the City of Vancouver and in such other place or places and/or by such other registrars (if any) as the Corporation with the approval of the Trustee may designate. No transfer of this Initial Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Trustee or other registrar, and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe and upon surrender of this Initial Debenture for cancellation. Thereupon a new Initial Debenture or Initial Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Initial Debenture shall not become obligatory for any purpose until it shall have been certified by the Trustee under the Indenture. The Initial Debentures are governed by the Indenture. If any of the provisions of this Initial Debenture are inconsistent with the provisions of the Indenture, the provisions of the Indenture shall take precedence and shall govern. Capitalized words or expressions used in this Initial Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

IN WITNESS WHEREOF MOGO INC. has caused this Debenture to be signed by its authorized representative this • day of •, •.

MOGO INC.

By:
Name:
Title:

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(FORM OF TRUSTEE’S CERTIFICATE)

This Initial Debenture is one of the 10% Convertible Senior Secured Debentures
referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
(Authorized Officer)

Date:

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FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto __________________________, whose address and social insurance number, if applicable, are set forth below, this Initial Debenture (or $________ principal amount hereof*) of MOGO INC. standing in the name(s) of the undersigned in the register maintained by the Corporation with respect to such Initial Debenture and does hereby irrevocably appoints__________________________ as it’s attorney to transfer such Initial Debenture in such register, with full power of substitution in the premises.

Address of Transferee:
(Street Address, City, Province and Postal Code)
Social Insurance Number of Transferee, if applicable:

 *If less than the full principal amount of the within Initial Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold an Initial Debenture in a non-integral multiple of $1,000, in which case such Initial Debenture is transferable only in its entirety) to be transferred.

If the proposed transfer is to, or for the account or benefit of a U.S. Person or to a person in the United States, the undersigned hereby represents, warrants and certifies that the transfer of the Debentures is being completed pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws, in which case the undersigned has furnished to the Corporation and the Trustee an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation and the Trustee to such effect. Further to such transfer of Debentures, Debentures will have a U.S. Legend unless the Trustee and Corporation receive an opinion from Counsel of recognized standing that no U.S. Legend is required under the U.S. Securities Act and applicable state securities laws.

☐ If transfer is to a U.S. Person, check this box.

Dated: _______________________________

SPACE FOR GUARANTEES OF	)
SIGNATURES (BELOW))
.	)
	)	Signature of Transferor
)
)
Guarantor’s Signature/Stamp	)	Name of Transferor

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REASON FOR TRANSFER – For US Citizens or Residents only (where the individual(s) or corporation receiving the securities is a US citizen or resident). Please select only one (see instructions below).

☐Gift	☐Estate	☐Private Sale	☐Other (or no change in ownership)

Date of Event (Date of gift, death or sale):	Face Value per Debenture on the date of event:

☐ CAD OR ☐ USD

CERTAIN REQUIREMENTS RELATING TO TRANSFERS – READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. All securityholders or a legally authorized representative must sign this form. The signature(s) on this form must be guaranteed in accordance with the transfer agent’s then-current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”, with the correct prefix covering the face value of the certificate.

Canada: A Signature Guarantee obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust. The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”, sign and print their full name and alpha numeric signing number. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a “Signature & Authority to Sign Guarantee” Stamp affixed to the transfer (as opposed to a “Signature Guaranteed” Stamp) obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a Medallion Signature Guarantee with the correct prefix covering the face value of the certificate.

Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

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OR

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed by an authorized officer of Royal Bank of Canada, Scotia Bank or TD Canada Trust whose sample signature(s) are on file with the transfer agent, or by a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”, “MEDALLION GUARANTEED” OR “SIGNATURE & AUTHORITY TO SIGN GUARANTEE”, all in accordance with the transfer agent’s then current guidelines and requirements at the time of transfer. For corporate holders, corporate signing resolutions, including certificate of incumbency, will also be required to accompany the transfer unless there is a “SIGNATURE & AUTHORITY TO SIGN GUARANTEE” Stamp affixed to the Form of Transfer obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a “MEDALLION GUARANTEED” Stamp affixed to the Form of Transfer, with the correct prefix covering the face value of the certificate.

REASON FOR TRANSFER – FOR US CITIZENS OR RESIDENTS ONLY

Consistent with U.S. IRS regulations, Computershare is required to request cost basis information from U.S. securityholders. Please indicate the reason for requesting the transfer as well as the date of event relating to the reason. The event date is not the day in which the transfer is finalized but, rather, the date of the event which led to the transfer request (i.e. date of gift, date of death of the securityholder, or the date the private sale took place).

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SCHEDULE “B”

FORM OF CONVERSION NOTICE

TO:	MOGO INC. (the “Corporation”)

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.3 of the debenture indenture (the “Indenture”) dated June 6, 2017 as amended by a first supplemental convertible debenture dated June 21, 2019 and a second supplemental convertible debenture indenture dated May •, 2020, among the Corporation and Computershare Trust Company of Canada (the “Trustee”), that the aggregate principal amount of $• of the $• of Debentures outstanding will be converted as of • (the “Conversion Date”), upon the issuance of a number of Shares equal to the sum of (i) that number of Shares calculated by dividing the principal amount of Debentures by the Conversion Price, which Conversion Price is $• per Share as at the date hereof; and (ii) that number of Shares calculated by dividing the accrued and unpaid interest (less any taxes required to be deducted in accordance with Section 2.15 of the Indenture) on such Debentures by the Alternative Interest Payment Date VWAP, provided that in lieu of issuing such Shares in this sub-paragraph (ii), the Corporation may, at its option, elect to pay such accrued and unpaid interest in cash.

In accordance with the foregoing, the undersigned tenders herewith the Debentures, and, if applicable, directs that the Shares issuable upon a conversion be issued and delivered to the person indicated below. (If Shares are to be issued in the name of a person other than the holder, all requisite transfer taxes must be tendered by the undersigned).

The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

☐ (A) the undersigned holder at the time of conversion of the Debentures (i) is not in the United States, (ii) is not a U.S. Person, (iii) is not converting the Debentures for the account or benefit of a U.S. Person or a person in the United States, (iv) did not execute or deliver this conversion notice in the United States and (v) delivery of the underlying Shares will not be to an address in the United States; OR

☐ (B) the undersigned holder at the time of conversion of the Debentures (i) is (a) is the original U.S. purchaser who purchased the Debentures pursuant to the Corporation’s offering who delivered the Certificate of U.S. Purchaser attached to the subscription agreement in connection with its purchase of Debentures, (b) is converting the Debentures for its own account or for the account of a disclosed principal that was named in the subscription agreement pursuant to which it purchased such Debentures, and (c) is, and such disclosed principal, if any, is an institutional “accredited investor” as defined in Rule 501(a)(1),(2),(3)or (7) of Regulation D under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) at the time of exercise of these Debentures and the representations and warranties of the holder made in the original subscription agreement including the Certificate of U.S. Purchaser remain true and correct as of the date of exercise of these Debentures; OR

☐ (C) if the undersigned holder is (i) a holder in the United States, (ii) a U.S. Person, (iii) a person converting for the account or benefit of a U.S. Person, (iv) executing or delivering this conversion notice in the United States or (v) requesting delivery of the underlying Shares in the United States, the undersigned holder has delivered to the Corporation and the Corporation’s transfer agent (a) a completed and executed U.S. Purchaser Letter in substantially the form attached to this conversion notice as Appendix “I” or (b) an opinion of counsel (which will not be sufficient unless it is in form and substance reasonably satisfactory to the Corporation) or such other evidence reasonably satisfactory to the Corporation to the effect that with respect to the Shares to be delivered upon conversion of the Debentures, the issuance of such securities has been registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration requirements is available.

The undersigned represents, warrants and certifies that the undersigned has complied with all of the conditions in the Indenture with respect to conversion have been met.

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It is understood that the Corporation and Computershare Trust Company of Canada may require evidence to verify the foregoing representations.

Notes:

1) Certificates will not be registered or delivered to an address in the United States unless Box B or Box C above is checked.

2) If Box C above is checked, holders are encouraged to consult with the Corporation and the Trustee in advance to determine that the legal opinion tendered in connection with the conversion will be satisfactory in form and substance to the Corporation and the Trustee. If Box B or Box C is checked the Shares will have a U.S. Legend unless Trustee and Corporation receive an opinion from Counsel of recognized standing that no U.S. Legend is required under the U.S. Securities Act and applicable state securities laws.

“United States” and “U.S. Person” are as defined in Rule 902 of Regulation S under the U.S. Securities Act.

The undersigned acknowledges that the interest upon the principal amount of Debentures called for conversion shall cease to be payable from and after the Conversion Date, unless payment of the Conversion Price shall not be made on presentation for surrender of such Debentures on or after the Conversion Date or prior to the setting aside of the Conversion Price pursuant to the Indenture.

No fractional Shares shall be delivered upon the exercise by the undersigned of the above-mentioned conversion right but, in lieu thereof, the Corporation shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Shares on the Conversion Date (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Conversion Date, the undersigned requires the Corporation shall, on the Business Day immediately prior to the Conversion Date, make the delivery to the Trustee, at the above-mentioned corporate trust office, for delivery to and on account of the holders, of certificates or book entry system customer confirmations representing the Freely Tradable Shares to which holders are entitled.

Dated:
(Signature of Registered Holder)

* If less than the full principal amount of the Debentures, indicate in the space provided the principal amount (which must be $1,000 or integral multiples thereof).

NOTE:	If Shares are to be issued in the name of a person other than the holder the Form of Assignment attached to the Indenture must be completed and signature guaranteed as specified in that form.

(Print name in which Shares are to be issued, delivered and registered) Name:

Name:

(Address)

(City, Province and Postal Code)

Name of guarantor:

Authorized signature:

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SCHEDULE “C”

FORM OF EARLY CONVERSION NOTICE

MOGO INC.

10% CONVERTIBLE SENIOR SECURED DEBENTURES

FORM OF EARLY CONVERSION NOTICE

To:	Holders of 10% Convertible Senior Secured Debentures (the “Debentures”) of Mogo Inc. (the “Corporation”)

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 5.3 of the debenture indenture (the “Indenture”) dated June 6, 2017 as amended by a first supplemental convertible debenture indenture dated June 21, 2019 and a second supplemental convertible debenture indenture dated May •, 2020, among the Corporation and Computershare Trust Company of Canada (the “Trustee”), that the aggregate principal amount of $• of the $• of Debentures outstanding will be converted as of • (the “Early Conversion Date”), upon the issuance of a number of Shares equal to the sum of: (i) that number of Shares calculated by dividing the principal amount of Debentures by $3.50 per Share, subject to adjustments in accordance with Section 4.4 of the Indenture; and (ii) that number of Shares calculated by dividing the accrued and unpaid interest on such Debentures by the Alternative Interest Payment Date VWAP, subject to a minimum conversion amount of $5,000 principal amount of Initial Debentures being so converted (less any taxes required to be deducted in accordance with Section 2.15 of the Indenture) (collectively, the “Early Conversion Price”); provided, however, that if regulatory approval to pay interest in Freely Tradable Shares on an Early Conversion is not obtained prior to the close of business on the Business Day preceding the Early Conversion Date, subject to the Subordination Agreement, the Corporation shall pay such interest in cash.

The Early Conversion Price will be payable upon presentation and surrender of the Debentures called for conversion at the following office:

•

Attention: •

The interest upon the principal amount of Debentures called for conversion shall cease to be payable from and after the Early Conversion Date, unless payment of the Early Conversion Price shall not be made on presentation for surrender of such Debentures at the above-mentioned office on or after the Early Conversion Date or prior to the setting aside of the Early Conversion Price pursuant to the Indenture.

No fractional Shares shall be delivered upon the exercise by the Corporation of the above-mentioned Early Conversion right but, in lieu thereof, the Corporation shall pay the cash equivalent thereof determined on the basis of the Early Conversion Price (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Early Conversion Date, the Corporation shall, on the Business Day immediately prior to the Early Conversion Date, make the delivery to the Trustee, at the above-mentioned corporate trust office, for delivery to and on account of the holders, of certificates or book entry system customer confirmations representing the Freely Tradable Shares to which holders are entitled.

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DATED:

MOGO INC.

By:
Name:
Title:

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SCHEDULE “D”

FORM OF MATURITY NOTICE

MOGO INC.

10% CONVERTIBLE SENIOR SECURED DEBENTURES

MATURITY NOTICE - PAYMENT BY WAY OF SHARES

To:	Holders of 10% Convertible Senior Secured Debentures (the “Debentures”) of Mogo Inc. (the “Corporation”)

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 8.1 of the debenture indenture (the “Indenture”) dated June 6, 2017 as amended by a first supplemental convertible debenture indenture dated June 21, 2019 and a second supplemental convertible debenture indenture dated May •, 2020 among the Corporation and Computershare Trust Company of Canada, as trustee (the “Trustee”), that the Debentures are due and payable as of May 31, 2022 (the “Maturity Date”) and the Corporation elects to satisfy its obligation to repay to holders of Debentures the principal amount of all of the Debentures outstanding on the Maturity Date, together with all accrued and unpaid interest thereon, by issuing and delivering to the holders that number of Freely Tradable Shares equal to the number obtained by dividing such principal amount of the Debentures and accrued and unpaid interest thereon by the Maturity Date VWAP, less withholding.

The payment of Freely Tradable Shares on the Maturity Date will be payable upon presentation and surrender of the Debentures at the following office:

Attention: •

The interest upon the principal amount of Debentures shall cease to be payable from and after the Maturity Date, unless payment of the Freely Tradable Shares shall not be made on presentation for surrender of such Debentures at the above-mentioned office on or after the Maturity Date.

No fractional Shares shall be delivered on exercise by the Corporation of the above mentioned repayment right but, in lieu thereof, the Corporation shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Shares on the Maturity Date (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Maturity Date, the Corporation shall, on the Maturity Date, make delivery to the Trustee, at its principal trust office in the City of Vancouver for delivery to and on account of the holders, of certificates or book entry system customer confirmations representing the Freely Tradable Shares to which holders are entitled together with the cash equivalent in lieu of fractional Shares, and if only a portion of the Debentures are to be repaid by issuing Freely Tradable Shares, cash representing the balance of the principal amount and premium (if any) and interest due on the Maturity Date.

DATED:

MOGO INC.

By:
Name:
Title:

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SCHEDULE “E”

FORM OF AMENDED AND RESTATED SUBORDINATION AGREEMENT

AMENDED AND RESTATED SUBORDINATION AGREEMENT

THIS AMENDED AND RESTATED SUBORDINATION AGREEMENT is made as of the ■ day of ■, 2020 between DB FSLF 50 LLC, as agent for and on behalf of itself and each of the other Lenders (as hereafter defined) (together with its successors and assigns, the “Agent”), COMPUTERSHARE TRUST COMPANY OF CANADA, as trustee for and on behalf of the Holders (as hereafter defined) (together with its successors and assigns, the “Trustee”), and MOGO INC. (together with its successors and assigns, the “Borrower”);

WHEREAS the Agent, the Trustee and the Borrower entered into a subordination agreement dated as of June 21, 2019 (the “Original Subordination Agreement”);

AND WHEREAS the parties desire to amend and restate the Original Subordination Agreement with effect from the date hereof;

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby irrevocably acknowledged, the parties hereto make the following covenants, acknowledgments and agreements.

1. Defined Terms. Terms used but not defined elsewhere in this Agreement (including the recitals hereto) shall have the following meanings:

(a)	“Agent” has the meaning ascribed thereto in the recitals to this Agreement;

(b)	“Agreement” means this amended and restated subordination agreement;

(c)	“Borrower” has the meaning ascribed thereto in the recitals to this Agreement;

(d)

“Business Day” means any day excluding Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York, the Province of Ontario or the Province of British Columbia on which banking institutions located in any such jurisdiction are authorized or required by law or other governmental action to close;

(e)

“Credit Agreement” mean the Amended and Restated Revolving Credit and Guarantee Agreement dated as of July 16, 2019 among MFTI, Mogo Inc., Mogo Financing (Ontario) Inc., Mogo Financial Inc., Mogo Financial (B.C.) Inc., Mogo Financial (Alberta) Inc., the Agent and the Lenders, as amended by that First Amendment Agreement dated as of December 31, 2019, as further amended by that Second Amendment Agreement dated as of March 30, 2020, as may be further amended, modified or restated from time to time;

(f)

“Credit Documents” means the Credit Agreement, the Senior Security and all other agreements, instruments, guarantees or documents executed and delivered to any Senior Party in connection therewith or otherwise in connection with the Senior Debt;

(g)	“Debentures” means any debentures or other instruments evidencing indebtedness of the Borrower issued by the Borrower pursuant to the Indenture;

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(h)

“First Supplemental Indenture” means the first supplemental indenture dated June 21, 2019 to the Original Indenture pursuant to which the Borrower assumed all the obligations of MFTI under the Original Indenture;

(i)	“Holders” means all Persons who from time to time are the holders of or have an interest in the Debentures;

(j)	“Indenture” means the Original Indenture as supplemented by the First Supplemental Indenture and the Second Supplemental Indenture;

(k)	“Lenders” means the lenders from time to time party to the Credit Agreement;

(l)	“MFTI” means Mogo Finance Technology Inc.;

(m)	“Original Indenture” means the trust indenture dated as of the June 6, 2017 between the Trustee and MFTI;

(n)

“Permitted Payments” means the regularly scheduled (i) until and including May 31, 2020, semi-annual payments of interest and (ii) after May 31, 2020, quarterly payments of interest, in each case, on account of the Debentures paid to the Subordinate Parties in accordance with the terms and conditions provided in Section 10;

(o)

“Person” means and includes natural persons, corporations, limited partnerships, general partnerships, limited liability companies, unlimited liability companies, limited liability partnerships, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities;

(p)	“Second Supplemental Indenture” means the second supplemental indenture dated •, 2020 to the Original Indenture;

(q)

“Senior Debt” means all indebtedness, liabilities and obligations of any nature or kind, present or future, direct or indirect, absolute or contingent, whether as primary debtor, surety or guarantor, matured or not and at any time owing by the Borrower or MFTI to any Senior Party including, without limitation, pursuant to the Credit Agreement or any of the other Credit Documents;

(r)	“Senior Parties” means the Agent and the Lenders;

(s)

“Senior Security” means all liens, charges, pledges, security interests, hypothecs and other security agreements of any nature or kind, now or hereafter granted by the Borrower or MFTI to any Senior Party which secures payment and/or performance of the Senior Debt;

(t)

“Subordinate Debt” means all indebtedness, liabilities and obligations of any nature or kind, present or future, direct or indirect, absolute or contingent, whether as primary debtor or surety, matured or not and at any time owing by the Borrower or any of its Subsidiaries to any Subordinate Party pursuant to the Indenture or Debentures;

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(u)	“Subordinate Parties” means the Trustee and the Holders;

(v)

“Subordinate Security” means all liens, charges, pledges, security interests, hypothecs and other security agreements of any nature or kind, now or hereafter granted by the Borrower or any of its Subsidiaries to any Subordinate Party which secures payment and/or performance of the Subordinate Debt;

(w)	“Subsidiaries” means any corporation or other entity controlled directly or indirectly by the Borrower; and

(x)	“Trustee” has the meaning ascribed thereto in the recitals to this Agreement.

2. Interpretation. Any of the terms defined herein may, unless the context otherwise requires, be used in the singular or the plural, depending on the reference. References herein to any Section or Annex shall be to a Section or Annex hereof unless otherwise specifically provided. The use herein of the word “include” or “including,” when following any general statement, term or matter, shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not no limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that fall within the broadest possible scope of such general statement, term or matter. The words “hereof”, “herein”, “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless the context requires otherwise (a) reference to any Person include that Person’s successors and assignees, (b) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements, or modifications set forth herein or therein), and (c) any reference to any law or regulation herein shall refer to such law or regulation as amended, modified or supplemented from time to time.

3. Subordination and Postponement. The Borrower and the Trustee, for itself and on behalf of each other Subordinate Party, hereby covenant and agree that all Subordinate Debt is hereby unconditionally and irrevocably deferred, postponed and subordinated in all respects to the prior indefeasible repayment in full by the Borrower of all the Senior Debt. The Borrower and the Trustee, for itself and on behalf of each other Subordinate Party, hereby covenant and agree that all Subordinate Security is hereby unconditionally and irrevocably deferred, postponed and subordinated in all respect to the Senior Security. Without limiting the generality of the foregoing, the deferment, postponement and subordination of the Subordinate Debt and the Subordinate Security contained herein shall be effective notwithstanding:

(a)	the date of any advances secured by the Senior Security;

(b)	the dates of default or the date or dates of crystallization of any floating charge under the Senior Security;

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(c)	the perfection or lack of perfection of any of the Senior Security;

(d)	the enforceability of the Credit Agreement or any other Credit Document;

(e)	the order of registration of any liens or security interests with respect to the Senior Security and the Subordinate Security; and

(f)	the rules of priority established under applicable law.

4. Repayment of Subordinate Debt. Until the Senior Debt has been indefeasibly paid in full and the Credit Agreement has been terminated, other than Permitted Payments, no direct or indirect distribution, payment (including, but not limited to, principal, interest, premiums and fees (but excluding any fees or disbursements owing to the Trustee)), prepayment or repayment on account of, or other distribution in respect of, the Subordinate Debt shall be made by, or on behalf of, the Borrower or received by, or on behalf of, any Subordinate Party. Any such payment made shall constitute an immediate “Event of Default” (as defined in the Credit Agreement) and shall be subject to the trust provisions of Section 11 hereof. Notwithstanding the foregoing, the Borrower may at any time and from time to time convert all or part of the Subordinate Debt into common shares of the Borrower pursuant to the terms of the Indenture.

5. Restriction on Enforcement. No Subordinate Party shall take any steps whatsoever to enforce the Subordinate Security or to enforce payment of the Subordinate Debt (including, without limitation, notice of default, demand for payment, rights of set-off, commencement of bankruptcy proceedings, foreclosure, sale, power of sale, taking of possession, giving in payment, appointing or making application to a court for an order appointing an agent or a receiver or receiver-manager by any other means of enforcement thereof) unless, prior to the taking of any such steps, the Senior Debt has been indefeasibly paid in full and the Credit Agreement has been terminated.

6. Subordinate Security. The Trustee, for itself and on behalf of each other Subordinate Party, covenants in favour of the Senior Parties that during the term of this Agreement it will not take or accept from the Borrower or rely upon any security for the payment of or performance of the Subordinate Debt other than the Subordinate Security delivered to the Trustee prior to or on the date hereof. The Borrower covenants in favour of the Senior Parties that during the term of this Agreement it will not provide to any Subordinate Party any security for the payment of or performance of the Subordinate Debt other than the Subordinate Security provided to the Trustee prior to or on the date hereof. The Trustee, for itself and on behalf of each other Subordinate Party, represents and warrants that as of the date hereof the only security that the Subordinate Parties have received from the Borrower is pursuant to the Indenture.

7. No Objection. No Subordinate Party shall take, or cause or permit any other Person to take on its behalf, any steps whatsoever whereby the priority, perfection or validity of any of the Senior Security or the rights of the Senior Parties hereunder, under the Credit Agreement or under any other Credit Document shall be delayed, defeated, impaired or diminished, and without limiting the generality of the foregoing, no Subordinate Party shall challenge, object to, compete with or impede in any manner any act taken or proceeding commenced by any of the Senior Parties in connection with the enforcement by the Agent or the Lenders of the Senior Security.

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8. Application of Proceeds. The Trustee, for itself and on behalf of each other Subordinate Party, and the Borrower acknowledge that all and every part of the Senior Security is held by the Agent or the Lenders as security for all and every part of the Senior Debt and the Senior Parties may apply as a permanent reduction any monies received, whether from the enforcement of and realization upon any or all of the Senior Security or otherwise, to any part of the Senior Debt as the Senior Parties, in their sole discretion, may determine appropriate in accordance with the provisions of the Credit Agreement.

9. Liquidation, Dissolution, Bankruptcy, etc.

(a)

In the event of distribution, division or application, partial or complete, voluntary or involuntary, by operation of law or otherwise, of all or any part of the assets of the Borrower, or the proceeds thereof, to creditors in connection with the bankruptcy, reorganization, liquidation or winding-up of the Borrower or in connection with any composition with creditors or scheme of arrangement to which the Borrower is a party (each an “Insolvency Proceeding”), the Senior Parties shall be entitled to receive payment in full (including interest accruing to the date of receipt of such payment at the applicable rate provided for in the Credit Agreement whether or not allowed as a claim in any such proceeding) of the Senior Debt before any Subordinate Party is entitled to receive any direct or indirect payment or distribution of any cash or other assets of the Borrower on account of the Subordinate Debt, and the Senior Parties shall be entitled to receive directly, for application in payment of such Senior Debt (to the extent necessary to pay all Senior Debt in full alter giving effect to any substantially concurrent payment or distribution to the Senior Parties in respect of the Senior Debt), any payment or distribution of any kind or character, whether in cash or other assets, which shall be payable or deliverable upon or with respect to the Subordinate Debt. To the extent any payment of Senior Debt (whether by or on behalf of the Borrower, as proceeds of security or enforcement of any right of set-off or otherwise) is declared to be a fraudulent preference or otherwise preferential, set aside or required to be paid to a trustee, receiver or other similar person under any bankruptcy, insolvency, receivership or similar law, then if such payment is recoverable by, or paid over to, such trustee, receiver or other person, the Senior Debt or part thereof originally intended to be satisfied shall be deemed to be reinstated and outstanding as if such payment had not occurred.

(b)

In order to enable the Senior Parties to enforce their rights hereunder in any of the actions or proceedings described in this Section 9, upon the failure of any Subordinate Party to make and present, on a timely basis, a proof of claim against the Borrower on account of the Subordinate Debt or other motion or pleading as may be expedient or proper to establish such Subordinate Party’s entitlement to payment of any Subordinate Debt, the Senior Parties are hereby irrevocably authorized and empowered, in their discretion and at the Subordinate Parties’ expense, to make and present for and on behalf of such Subordinate Party such proofs of claims or other motions or pleadings and, to the extent that any amount remains outstanding under the Senior Debt, to demand, receive and collect any and all dividends or other payments or disbursements made thereon in whatever form the same may be paid or issued and to apply the same on account of the Senior Debt. The Subordinate Parties shall not exercise any voting right or other privilege that it may have from time to time in any of the actions or proceedings described in this Section 9 in favour of any plan, proposal, compromise, arrangement or similar transaction that would defeat: (i) the right of the Senior Parties to receive payments and distributions otherwise payable or deliverable upon or with respect to the Subordinate Debt so long as any Senior Debt remains outstanding; or (ii) the obligation of any Subordinate Party to receive, hold in trust, and pay over to the Senior Parties certain payments and distributions as contemplated by Section 11. Additionally, each Subordinate Party shall, upon receipt of written notice from the Agent, thereafter vote any claim that it may have in an Insolvency Proceeding in the manner so instructed by the Agent on behalf of the Senior Parties.

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(c)	The parties agree that (i) the Senior Security and the Subordinate Security constitute two separate and distinct grants of security; and (ii) because of, among other things, their differing rights in the property of the Borrower, the Senior Debt is fundamentally different from the Subordinated Debt and must be separately classified in any plan of reorganization proposed or adopted in an Insolvency Proceeding.

10. Permitted Payments to Subordinate Parties. Notwithstanding any other provisions of this Agreement, the parties agree that the Borrower may make and the Subordinate Parties may receive regularly scheduled (i) until and including May 31, 2020, semi-annual payments of interest and (ii) after May 31, 2020, quarterly payments of interest, each on account of the Debentures in accordance with the terms of the Indenture and interest payable to the Subordinated Parties in connection with a conversion of the Debentures pursuant to the Indenture, in each case and in all circumstances (including following a default or an event of default under the Indenture), in the form, and only in the form, of capital stock in the common equity of the Borrower. In addition, the Borrower may make and the Trustee or the Subordinate Parties may receive, from time to time, any other payment or principal on account of the Debenture which is expressly consented to in writing by the Agent. Any payment received by the Subordinate Parties in contravention of this Section 10 shall be received in trust for the Agent and shall be paid over to the Agent forthwith upon receipt.

11. Payments Received by the Subordinate Parties. If, prior to the indefeasible payment in full of the Senior Debt, any Subordinate Party or any Person on its behalf shall receive any payment from or distribution of assets of the Borrower or on account of the Subordinate Debt, other than Permitted Payments, then such Subordinate Party shall, and shall cause such other Person to, receive and hold such payment or distribution in trust for the benefit of the Senior Parties and promptly pay the same over or deliver to the Agent in precisely the form received by such Subordinate Party or such other Person on its behalf (except for any necessary endorsement or assignment) and such payment or distribution shall be applied by the Agent to the repayment of the Senior Debt.

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12. Lenders’ Rights. The Senior Parties shall be entitled to deal with the Senior Security as they see fit and nothing herein shall prevent, restrict or limit the Agent or the Lenders in any manner from exercising all or any part of their rights and remedies otherwise permitted by applicable law upon any default under the Senior Security. Without limiting the generality of the foregoing:

(a)

the Senior Parties, in their absolute discretion or in the absolute discretion of any authorized officer or agent, and without diminishing the obligations of the Subordinate Parties hereunder, may grant time or other indulgences to the Borrower and any other Person or Persons now or hereafter liable to the Senior Parties in respect of the payment of the Senior Debt, and may give up, modify, vary, exchange, renew or abstain from taking advantage of the Senior Security in whole or in part and may discharge any part or parts of or accept any composition or arrangements or realize upon the Senior Security when and in such manner as the Senior Parties or any authorized officer or agent thereof may think expedient, and in no such case shall the Senior Parties be responsible for any neglect or omission with respect to the Senior Security or any part thereof;

(b)

no Subordinate Party shall be released or exonerated from its obligations hereunder by extension of time periods or any other forbearance whatsoever, whether as to time, performance or otherwise or by any release, discharge, loss or alteration in or dealing with all or any part of the Senior Debt and the Senior Security or by any failure or delay in giving any notice required under this Agreement, the Credit Agreement or any other Credit Document or any part thereof, the waiver by the Senior Parties of compliance with any conditions precedent to any advance of funds, or by any modification or alteration of the Credit Agreement or any other Credit Document or any part thereof, or by anything done, suffered or permitted by the Senior Parties, or as a result of the method or terms of payment under the Senior Debt or Senior Security or any part thereof or any assignment or other transfer of all or any part of the Credit Agreement or any other Credit Document of the Senior Debt or any part thereof;

(c)

the Senior Parties shall not be bound to seek or exhaust any recourse against the Borrower or any other Person or against the property or assets of the Borrower or any other Person or against any security, guarantee or indemnity before being entitled to the benefit of the Subordinate Parties’ obligations hereunder and the Senior Parties may enforce the various remedies available to them and may realize upon the various security documents, guarantees and indemnities or any part thereof, held by them in such order as the Senior Parties may determine appropriate in their sole discretion;

(d)	the Senior Parties shall not be required to provide the Subordinate Parties with any information relating to the financial condition of the Borrower;

(e)

the Senior Parties shall not be required to marshall in favour of the Subordinate Parties or any other Person the Senior Security or any other securities or any moneys or other assets which the Senior Parties may be entitled to receive or upon which the Senior Parties may have a claim; and

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(f)

the Senior Parties shall be entitled to advance their own money in their sole discretion in order to preserve or protect the assets of the Borrower or any part thereof, and all such sums advanced shall constitute part of the Senior Debt and shall be secured by the Senior Security.

13. No Waiver of Subordination Provisions. No right of the Senior Parties to enforce the subordination as provided in this Agreement shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Borrower or by any act or failure to act by the Senior Parties or any agent of or trustee for the Senior Parties, or by any non-compliance by the Borrower with any of the agreements or instruments relating to the Subordinate Debt or the Senior Debt, regardless of any knowledge thereof which the Senior Parties may have or be otherwise charged with. Without limitation of the foregoing, but in no way relieving the Borrower of its obligations under this Agreement, the Senior Parties may, at any time and from time to time, without the consent of the Subordinate Parties and without impairing or releasing the subordination and other benefits provided in this Agreement or the obligations hereunder of the Subordinate Parties to the Senior Parties, do any one or more of the following:

(a)	amend, supplement, modify, restate or replace the Credit Agreement, or any of the Senior Security or any of the other Credit Documents;

(b)

sell, exchange, release, surrender, realize upon, enforce or otherwise deal with in any manner any assets pledged or mortgaged for or otherwise securing the Senior Debt or any liability of the Borrower or any liability incurred directly or indirectly in respect thereof;

(c)

settle or compromise any Senior Debt or any other liability of the Borrower (other than the Subordinate Debt) or any security thereof or any liability incurred directly or indirectly in respect thereof, and apply any sums by whomsoever paid and however realized to the Senior Debt in any manner or order; and

(d)

fail to take or to record or otherwise perfect or to preserve the perfection of any liens or security interest securing the Senior Debt, register or file specific postponements or subordinations, exercise or delay in or refrain from exercising any right or remedy against the Borrower and elect any remedy and otherwise deal freely with the Borrower.

No loss of or in respect of any of the Senior Security or otherwise or any carelessness or neglect by the Senior Parties in asserting their rights or any other thing whatsoever, including without limitation the loss by operation of law of any right of the Senior Parties against the Borrower or the loss or destruction of any security, shall in any way impair or release the subordination and other benefits provided by this Agreement.

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14. Waivers of the Subordinate Parties. Each Subordinate Party agrees that the Senior Parties have made no representations or warranties with respect to the due execution, legality, validity, completeness or enforceability of any agreement or instrument relating to the Credit Agreement or the Senior Debt or the collectability of the Senior Debt, that the Senior Parties shall be entitled to manage and supervise their loans and other financial accommodation to the Borrower in accordance with applicable law and their usual practices, modified from time to time as they deem appropriate in their sole discretion, or otherwise, without regard to the existence of any rights that any Subordinate Party may now or hereafter have in or to any of the assets of the Borrower, and that the Senior Parties shall have no liability to the Subordinate Parties for, and the Trustee, for itself and on behalf of each other Subordinate Party, hereby waives, any claims which any Subordinate Party may now or hereafter have against the Senior Parties out of, any and all actions which the Agent or the Lenders take or omit to take (including, without limitation, actions with respect to the creation, perfection or continuation of liens or security interest in any assets at any time securing payment of the Senior Debt, actions with respect to the occurrence of any default under any agreement or instrument relating to the Senior Debt, action with respect to the release or depreciation of, or failure to realize upon, any assets securing payment of the Senior Debt and actions with respect to the collection of any claims or all or any part of the Senior Debt from any account debtor, guarantor or any other Person) with respect to the Senior Debt and any agreement or instrument related thereto or with respect to the collection of the Senior Debt or the valuation, use, protection or release of any assets securing payment of the Senior Debt.

15. No Release. This Agreement shall remain in full force and effect without regard to, and the obligations of the Subordinate Parties hereunder shall not be released or otherwise affected or impaired by:

(a)	any exercise or non-exercise by any Senior Party of any right, remedy, power or privilege in the Credit Agreement, the Senior Security or any other Credit Document;

(b)

any waiver, consent, extension, indulgence or other action, inaction or omission by any Senior Party under or in respect of this Agreement, the Credit Agreement, the Senior Security or any other Credit Document;

(c)

any default by the Borrower under, any limitation on the liability of the Borrower on the method or terms of payment under, or any irregularity or other defect in, the Credit Agreement, the Senior Security or any other Credit Document;

(d)	the lack of authority or revocation hereof by any other party;

(e)	the failure of any Senior Party to file or enforce a claim of any kind;

(f)

any defence based upon an election of remedies by the Senior Parties which destroys or otherwise impairs the subrogation rights of any Subordinate Party or the right of any Subordinate Party to proceed against the Borrower for reimbursement, or both;

(g)	any merger, consolidation or amalgamation of any Subordinate Party or the Borrower into or with any other Person; or

(h)

any insolvency, bankruptcy, liquidation, reorganization, arrangement, composition, winding-up, dissolution or similar proceeding involving or affecting any Subordinate Party, the Borrower or any other Person.

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16. Subordinate Debt; No Amendment. The Borrower represents and warrants that attached hereto as Annex A is a true and complete copy of the Indenture, the Debentures and the Subordinate Security. Without the prior written consent of the Agent, neither the Indenture nor any Debentures or Subordinate Security shall be amended, supplemented or otherwise modified. The Borrower represents and warrants that as of the date hereof, the aggregate principal amount of the Subordinated Debt is $12,621,000 and the Borrower represents and warrants that as of the date hereof that no default exists in respect of the Subordinated Debt.

17. Authorization. The Trustee hereby represents and warrants to the Senior Parties that it has the power and capacity under the terms of the Indenture to execute and deliver this Agreement for and on behalf of the Holders.

18. Payment of Senior Debt. For purposes of this Agreement, the Senior Debt shall be considered to be paid in full when no further amounts are owing to the Senior Parties and all obligations of the parties under the Credit Agreement and each other Credit Document have been terminated.

19. Subordinate Debt Instruments. The Borrower covenants in favour of the Senior Parties that it will promptly deliver to the Agent a certified copy of any instrument evidencing the Subordinate Debt to which it becomes a party.

20. No Rights to Borrower. Nothing in this Agreement shall create any rights in favour of the Borrower and the covenants and agreements of the Senior Parties and the Subordinate Parties shall not be enforceable by the Borrower. No consent of the Borrower shall be necessary for any amendment to this Agreement by the Senior Parties and the Subordinate Parties in order to have effect as between the Senior Parties and the Subordinate Parties.

21. Subrogation. Until payment in full to the Senior Parties of the Senior Debt and the Credit Agreement has been terminated, the Trustee, for itself and on behalf of each other Subordinate Party, hereby irrevocably waives any claim or other rights which the Subordinate Parties may now have or may hereafter acquire against the Borrower that arise from the existence, payment, performance or enforcement of the Borrower’ s obligations under the Subordinate Debt, including any right of subrogation, reimbursement, exoneration or indemnification of the Holders, any right to participate in any claim or remedy of the Senior Parties against the Borrower which any Senior Party now has or hereafter acquires, whether or not such claim, remedy or right arises in equity, or under contract, statute or common law, including the right to take or receive from the Borrower, directly or indirectly, in cash or other property or by set-off or in any manner, payment of security on account of such claim or other rights. If any amount shall be paid to any Subordinate Party in violation of the preceding sentence and the Senior Debt shall not have been paid in cash in full, such amount shall be deemed to have been paid to such Subordinate Party for the benefit of, and held in trust for the Senior Parties, and shall forthwith be paid to the Agent to be credited and applied against the Senior Debt, whether matured or unmatured. The Borrower and each of the Subordinated Parties acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by the Credit Agreement and that the waiver set forth in this paragraph is knowingly made in contemplation of such benefits. The Agent acknowledges that the indemnifications by the Borrower, protections and rights of the Trustee as set forth in Article 17 of the Indenture shall not be subject to the terms of this Agreement. The Agent shall advise the Trustee in writing upon indefeasible repayment in full by the Borrower of all the Senior Debt.

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22. Concerning the Trustee. Computershare Trust Company of Canada has entered into this agreement and any document delivered in connection herewith in its capacity as trustee for the Holders. Whenever any reference is made in this agreement or in any document delivered in connection herewith to an act to be performed by the Trustee, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee for and on behalf of the Holders. Any and all of the representations, undertakings, covenants, indemnities, agreements and other obligations (in this section, collectively “obligations”) made on the part of the Trustee herein or therein are made and intended not as personal obligations of or by Computershare Trust Company of Canada or for the purpose or with the intention of binding Computershare Trust Company of Canada in its personal capacity, but are made and intended for the purpose of binding only the Trustee in its capacity as agent for, and the property and assets of, the Holders. No property or assets of Computershare Trust Company of Canada, whether owned beneficially by it in its personal capacity or otherwise, will be subject to levy, execution or other enforcement procedures with regard to any of the Trustee’s obligations hereunder or thereunder. Further, no recourse may be had or taken, directly or indirectly, against any incorporator, shareholder, officer, director, employee or agent of Computershare Trust Company of Canada or of any predecessor or successor of Computershare Trust Company of Canada, with regard to the Trustee’s obligations hereunder.

23. No Marshalling. The Subordinate Parties hereby waive any right that they may have to require the Senior Parties to marshal in its favour.

24. Further Assurances and Paramountcy. The parties hereto shall forthwith, and from time to time, execute and do all deeds, documents and things which may be necessary or advisable, in the opinion of the Senior Parties and their counsel, to give full effect to the postponement and subordination of the rights and remedies of the Subordinate Parties in respect to the Subordinate Debt and the Subordinate Security to the rights and remedies of the Senior Parties in respect to the Senior Debt and the Senior Security, all in accordance with the intent of this Agreement. Notwithstanding the delivery for registration or filing of specific postponements or subordinations, this Agreement shall govern the priority between the Senior Security and the Subordinate Security and shall be paramount in that regard.

25. Successors and Assigns. This Agreement shall be binding upon the parties hereto and their respective successors and assigns and shall inure to the benefit of the parties hereto and the successors and assigns of the Senior Parties. None of the rights or obligations of any Subordinate Party or of the Borrower hereunder nor any interest thereof herein may be assigned or delegated without:

(a)	first obtaining from the proposed transferee, assignee or chargee an agreement whereby the proposed transferee, assignee or chargee agrees to be bound by the provisions hereof; and

(b)	the prior written consent of the Agent, not to be unreasonably withheld.

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26. Entire Agreement; Severability. This Agreement contains the entire agreement among the parties hereto with respect to the obligations, liabilities and assets of the Borrower. If any of the provisions of this Agreement shall be held invalid or unenforceable by any court having jurisdiction, this Agreement shall be construed as if not containing those provisions, and the rights and obligations of the parties hereto should be construed and enforced accordingly.

27. Governing Law. This Agreement shall be governed and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

28. Termination. This Agreement shall terminate upon the earlier of:

(a)	the indefeasible repayment in full of the Senior Debt and the termination of the Credit Agreement, as confirmed in writing to the Trustee and the Borrower by the Agent; and

(b)	the written agreement of the Agent and the Trustee.

29. Counterparts. This Agreement may be executed in any number of counterparts, which when taken together shall constitute one and the same agreement.

30. Notices. Any notice to be given under this Agreement may be effectively given by delivering (whether by courier or personal delivery) such notice at the address set forth in the signature pages of this Agreement, by sending such notice by prepaid registered mail to such address, or by electronic mail to the email address set forth in the signature pages of this Agreement. Any notice delivered shall be deemed to have been received upon delivery. Any notice mailed shall be deemed to have been received on the fifth day next following the registered mailing of such notice. Any email notice shall be deemed to have been received on transmission if sent before 4:00 p.m. Toronto time on a Business Day, and, if not, on the next business day following transmission.

31. Amendment and Restatement. This Agreement amends and restates in full the Original Subordination Agreement, with effect as of the date hereof. The parties hereto intend the amendments contained herein to be amendments to the Original Subordination Agreement and not to give rise to any novation or rescission of the Original Subordination Agreement, and the parties hereto intend to be governed by the Original Subordination Agreement as amended and not by a new agreement.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF the parties hereto have executed this agreement as of the date first written above.

DB FSLF 50 LLC, as Agent

By:
Name: Title:

[Redacted – Address Details]

Attention:	[Redacted – Address Details]
Email:	[Redacted – Address Details]

Signature Page to Subordination Agreement

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COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Name: Title:

By:
Name: Title:

[Redacted – Address Details]

Attention:	[Redacted – Address Details]
Email:	[Redacted – Address Details]

Signature Page to Subordination Agreement

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MOGO INC.

By:
Name: Title:

[Redacted – Address Details]

Attention:	[Redacted – Address Details]
Email:	Redacted – Address Details]

Signature Page to Subordination Agreement

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